2018 ANNUAL REPORT

**"We strongly believe that the combination of the manufacturing expertise we have developed from owning and running our own operations, and the investments we have made throughout the years, is the backbone of our success."**

**GLENN J. CHAMANDY**
*PRESIDENT & CEO*

2018 ANNUAL REPORT

$2.9B
in revenue

$429M
in free cash flow[1]

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2018 Management's Discussion and Analysis.

$462M
returned to shareholders

60
markets worldwide

* All numbers in this report are in U.S. dollars or otherwise indicated.

TABLE OF CONTENTS

2 ___ a message from the chairman

5 ___ a message from the president and CEO

8 ___ our growth drivers & brands

10 ___ financial highlights

12 ___ genuine responsibility™

17 ___ 2018 report to shareholders

2018 ANNUAL REPORT

a message from THE CHAIRMAN

On behalf of the Board of Directors, I am pleased to introduce Gildan's 2018 Annual Report.

The Company delivered strong financial results this year, in a challenging environment, demonstrating the strength of Gildan's position as a best-in-class low-cost, vertically-integrated manufacturer of basic apparel. Navigating through unanticipated weather impacts and supply chain challenges in 2018, management demonstrated its resiliency and skill running a competitively-advantaged global supply chain, which allowed us to continually meet our customer's needs and to deliver shareholder value for the long term.

Gildan's approach to investing capital in manufacturing, enhancing its product offering, leveraging its brands, strengthening its customer relationships and capitalizing on growth opportunities, has always been one of the Company's strongest attributes. In this regard, in 2018 the Company consolidated its business divisions into one unified structure to take advantage of changes in the various marketplaces that we serve. In doing so Gildan was able to continue to drive higher sales, while realizing meaningful cost savings across the front end of its business. At the same time, investments were made towards operational enhancements, not only from a manufacturing capacity perspective, given the ramp up of production at its newest textile facility Rio Nance 6, but also in areas related to distribution and e-commerce, solidifying the Company's positioning going forward.

In addition to driving attractive growth in imprintables, international markets, private label, Global Lifestyle Brands and through e-commerce platforms, the Company remained

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focused on achieving strong returns on net assets (RONA)[1] across the business, as ultimately we know this maximizes shareholder value over the long term. This year Gildan generated RONA of 15.6%, up 70 basis points over the prior year. This performance and strong free cash flow positioned Gildan well to return $462 million of capital to shareholders in 2018, in the form of dividends and share buy backs. Further, on February 21st, we renewed our share repurchase program and approved our seventh consecutive annual 20% increase in our dividend.

GENUINE RESPONSIBILITY™

As a Company, we understand that our continued growth and future success demands that we remain committed to operating responsibly and proactively implementing sustainable solutions throughout our operations. We were pleased again this year to see continued progress with the Company's initiatives in the areas of Environmental, Social and Governance (ESG) practices. In the past year, the Board was pleased to see the Company be included in the Dow Jones Sustainability Index for the sixth consecutive year, which further demonstrates the strength of our industry-leading Genuine Responsibility™ program.

One of the initiatives was the mapping of the Company's CSR strategies against specific United Nations' Sustainable Development Goals (SDG's). This mapping will ensure that Gildan's ESG efforts are not only targeted to issues that are material to the Company and relevant within the context of its operations and overall business, but also on issues that have been prioritized from a global perspective to affect change for a more sustainable future.

In 2018, Gildan published its Genuine Responsibility™ 2017 report, the 14th consecutive such report, and launched www.genuineresponsibility.com, a new dedicated Corporate Social Responsibility (CSR) website. Leveraging the results from a comprehensive materiality assessment, Gildan reset its strategic CSR priorities with the main areas of focus now captured under three themes; Caring for our People, Conserving the Environment and Creating Stronger Communities.

I am particularly pleased with the progress that the Company has made in the area of diversity and inclusion, more specifically executing on a number of programs aimed at delivering development opportunities for women. The Company's goal is to inspire, engage and support women in developing their leadership skills in both their professional and personal lives. Currently, women represent 47% of Gildan's work force and hold over 42% of management positions. While progress is being made, we recognize there is more to do.

ENVIRONMENTAL STEWARDSHIP

The Company remains focused as well on ensuring that business strategies are developed to include the risks and impacts of climate change. In these efforts, we were very pleased to see some of the environmental metrics the Company reported this past year:

- 10% reduction in water intensity per unit of output versus 2015 baseline
- 86% recycling or repurposing of total Company waste
- 43% of total energy consumption generated from renewable sources

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2018 Management's Discussion and Analysis.

2018 ANNUAL REPORT

3

It is important to also acknowledge the challenges that we face in the ongoing pursuit of our 2020 goals. In the past year, we reported a 9% increase in energy intensity per kg of output versus a 10% decrease reported in the previous year. This performance is a result of several factors which the Company feels are temporary and which are being addressed with a range of initiatives currently in place.

ETHICS AND COMPLIANCE

Our ongoing commitment to leading governance standards continues to frame the Company's actions and strategies in the area of Ethics and Compliance. After updating and refreshing its Code of Conduct and Code of Ethics over the last couple of years, the Company provided extensive training throughout its global operations to ensure widespread understanding of these codes and delivered close to 40,000 man-hours of training this past year.

In 2018, Gildan joined Ethisphere's Business Ethics Leadership Alliance, positioning the Company alongside other leading companies focused on making ethics a top priority and giving us all an opportunity to learn from each other. The Company also launched an Ethics and Compliance portal supported by strong internal communication initiatives. Going forward, we have plans for a global ethics survey to gain better insights as we build on our strong culture of Ethics and Compliance at Gildan.

CONTINUING BOARD STRENGTH

Elected at last year's annual shareholders' meeting, Maryse Bertrand, Marc Caira, Charles M. Herington and Craig Leavitt have brought strong diversity of experience and valuable perspectives to our Board. At this year's annual meeting Gonzalo F. Valdes-Fauli and George Heller will be retiring. On behalf of our shareholders, I would like to thank Gonzalo for his 15 years of service and George for his contribution to the Board over the last ten years.

LOOKING FORWARD

Finally, I would like to thank Glenn, his leadership team and the over 50,000 employees that come to work every day with commitment, focus and passion to make Gildan one of the world's leading apparel companies. I also thank you, our shareholders, for your trust and confidence in Gildan. As your representatives, the Board looks forward to working with Glenn and his senior team in executing on a strategy that delivers value for all stakeholders and we remain confident in the long-term success of the Company.

Sincerely,

[signature]

William D. Anderson
Chairman

2018 ANNUAL REPORT

4

a message from

THE PRESIDENT AND CEO

2018 ANNUAL REPORT

I am proud of the performance we delivered in 2018. We achieved the financial targets we set for the year and executed on the initiatives related to the organizational consolidation that we announced at the beginning of 2018, from which we saw meaningful cost benefits materialize. Towards the latter part of the year, we started to execute on supply chain initiatives as the next phase of our plan to drive further operational efficiencies across the organization.

While 2018 was not without its challenges, whether it was weather-related impacts or other supply-chain disruptions, the power of our people, the strength of our manufacturing expertise and our entrepreneurial spirit helped us move through these challenges and deliver on our objectives, including overall sales growth of 6%, adjusted diluted EPS[1] of $1.86, up 8% over the prior year, and $429 million of free cash flow[1]. We also made progress in driving higher returns on our net assets (RONA)[1] which totalled 15.6% in 2018, up 70 basis points from 2017 and up 160 basis points from 2016. Our efforts to continue to drive this measure and to capitalize on the growth opportunities outlined in our strategy will position us well to deliver strong shareholder value over the long term.

DRIVING OUR STRATEGY

With further penetration in fashion basics, strong double-digit growth in international and global lifestyle brand sales, new private label program wins in underwear and activewear, and the doubling of our e-commerce sales in 2018, we see our strategy unfolding well.

Our brand positioning in fashion basics together with the cost effective manufacturing capacity we have built over the years is enabling us to continue to gain share within the fastest-growing segment in the imprintables market, where over the last few years we have seen a shift in customer preference towards lighter-weight, ring-spun garments. This year marked a new milestone with the launch of operations at our newest textile facility, Rio Nance 6, which features new equipment geared for more efficient production of fashion basics. Combined with our past investments in ring-spun yarn capabilities, we feel well positioned to drive market leadership within this growing product category.

International sales were very strong this year, growing close to 30% in 2018, further showing that our strategy is working. As we continue to increase capacity, we are expanding our product offering to these markets and we are introducing additional brands from our portfolio, such as American Apparel® which we launched into Europe and Asia, as well as across our e-commerce platform reaching consumers in over 220 countries.

In 2018, sales to global lifestyle brand customers also grew in the double-digit

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2018 Management's Discussion and Analysis.

5

2018 ANNUAL REPORT

American Apparel

range as we continued to further solidify our position as a strategic supplier for these brands who are increasingly seeking large-scale, strategically-located suppliers in the Western hemisphere who meet their rigorous quality and social compliance criteria.

During 2018, the retail landscape continued to evolve. Various market dynamics are contributing to the resurgence of private label brands as traditional retailers focus on differentiating their offerings. Recognizing this shift of focus to private label by certain retailers, we quickly capitalized on this opportunity. In 2018, we captured multiple new private label program wins, including programs in the underwear and activewear product categories.

Furthermore, during 2018 we secured an additional large private label men's underwear program, that will ship in 2019, with our largest mass retail customer. This program will ultimately translate into a 50% shelf space gain, anticipated to drive significant incremental volumes. We believe this private label trend represents a meaningful opportunity for our Company to selectively pursue programs which best fit with our core competencies, manufacturing capacity and meet financial return objectives of both Gildan and our retail partners.

OPTIMIZING OUR ORGANIZATIONAL STRUCTURE

We were extremely pleased with the progress we made in 2018 with the organizational realignment that was announced at the start of the year. We successfully combined our two business segments into one front-end organization while streamlining various administrative, marketing and merchandising functions. We reconfigured our warehouse distribution network with the opening of two new large distribution centres and the consolidation of a number of smaller warehouses. We also made significant progress with common IT platforms across our distribution system. These initiatives yielded an improvement of 100 basis points in SG&A as a percentage of sales for the full year, even after investing in certain distribution and e-commerce capabilities during the first half of 2018. While we made solid progress in this area in 2018, we plan to continue to build on this in 2019.

LEVERAGING OUR MANUFACTURING SYSTEM AND DRIVING EFFICIENCIES

Over the last 10 years, we have invested close to $1.5 billion into our vertically-integrated manufacturing system, which differentiates us from an efficiency, productivity and cost structure standpoint. While we have a strong manufacturing platform, we continue to invest in capacity expansion, technological improvement and sustainable solutions in manufacturing. During 2018, we invested $125 million in capital expenditures which primarily went towards textile and sewing expansion, distribution, IT investments and several initiatives that reduced our environmental footprint. As I mentioned earlier in my letter, towards the end of the second quarter of 2018, we started production at our newest textile facility, Rio Nance 6, with state-of-the art equipment that will give us more flexibility in manufacturing performance and fashion products.

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We strongly believe that the combination of the manufacturing expertise we have developed from owning and running our own operations, and the investments we have made throughout the years is the backbone of our success. That said, our entrepreneurial spirit drives us to keep moving forward and to seek opportunities that can enable us to drive revenue growth from our platforms and further efficiency and cost reductions across our supply chain.

During the fourth quarter in 2018, we began implementing supply chain initiatives to streamline some of our textile and sock production capacity in an effort to drive increased operational efficiency across our manufacturing base. We consolidated the textile production from our AKH facility, which was situated outside of our large Rio Nance complex, where all of our infrastructure investments create significant operational efficiencies. This facility is where we were producing much of our fashion basics and performance textiles. Integrating this production into the new Rio Nance 6 facility creates an opportunity to enhance efficiency levels, improve quality and lower costs.

Regarding our sock operations, we consolidated the majority of our sock production in Honduras into one facility, the Rio Nance 4 facility, where we are focusing on high value-added, high-return products. The Rio Nance 3 facility, which was our other sock facility, is now largely focusing on our garment dyeing operations. Overall, these initiatives are expected to support our growth while generating increased efficiency in manufacturing and cost reductions, which are expected to start flowing through late in 2019 and continue to benefit our cost structure in 2020.

FUTURE OUTLOOK

As we look forward, we remain confident in our model and abilities to execute against our growth drivers. In February, we announced our financial targets for 2019, and we look forward to delivering another strong year. We are excited about our competitive positioning and our plans to build on our strengths and we will continue to work hard toward the successful execution of our strategy and the creation of value for you, our shareholders.

In closing, I would like to extend my deep appreciation to all the people who make this Company successful, our employees for their hard work and dedication, our clients for their loyalty and to our shareholders for their trust and confidence. Our entrepreneurial spirit drives us to keep reaching higher while ensuring we remain true to our vision of Making Apparel Better.

Sincerely,

Glenn J. Chamandy
President & CEO

2018 ANNUAL REPORT

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OUR GROWTH DRIVERS

GROWING SHARE IN FASHION BASICS

Our investments in brands, technology, innovation and vertical integration position the Company ideally to capture additional share in the fastest growing segment of global imprintables markets. Our investments in manufacturing ring-spun yarns and our new Rio Nance 6 textile facility create the perfect manufacturing capabilities and scale for this key growth driver.

DRIVING INTERNATIONAL GROWTH

Gildan's global imprintables distribution network, now servicing over 60 countries, is a springboard for this key growth driver. Our strategic vision is to leverage our leadership in these networks to introduce new brands, expand product offerings and enter new markets, always harnessing the strength of our vertically-integrated model.

CAPITALIZING ON MASS SHIFT TO PRIVATE LABEL

Retailers are focusing on their private label brands, which is creating tremendous opportunity for Gildan. Our manufacturing expertise, operational efficiencies and large scale position the Company perfectly to strategically capture private label opportunities that fit our capacity, align with our capabilities and meet the long-term financial return objectives of both Gildan and our retail partners.

GROWING WITH GLOBAL LIFESTYLE BRANDS

Gildan's investments of close to $1.5B in CAPEX over the last 10 years have created one of the world's largest and most efficient textile and apparel manufacturing systems. Coupled with our industry-leading Genuine Responsibility™ CSR programs and proximity to critical North American markets, these investments make Gildan an optimal partner for these large global lifestyle brands.

E-COMMERCE

The convergence of the global imprintables and consumer markets, enabled by e-commerce platform growth, is creating a vehicle for Gildan's strong portfolio of brands to reach wider audiences. Our investments in expanded distribution capabilities, enhanced IT platforms and systems integration are driving new opportunities within this growing distribution channel.

2018 ANNUAL REPORT
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OUR BRANDS

GILDAN

ALSTYLE
APPAREL & ACTIVEWEAR

COMFORT COLORS

American
Apparel

ANVIL

PRIM + PREUX

GOLDTOE
EST. 1934

SECRET

Silks

peds

Therapy Plus

2018 ANNUAL REPORT

9

FINANCIAL HIGHLIGHTS

2,299.2
2,568.6
2,585.1
2,750.8
2,908.6
2014
2015
2016
2017
2018
in U.S. $ millions

NET SALES

1.12
1.14
1.42
1.46
1.47
1.51
1.61
1.72
1.66
1.86
2014
2015
2016
2017
2018
Diluted earnings per share
Adjusted diluted earnings per share(1)

DILUTED EARNINGS PER SHARE

388.4
503.8
523.8
586.1
595.5
2014
2015
2016
2017
2018
in U.S. $ millions

ADJUSTED EBITDA[(1)]

331.9
229.6
140.2
94.8
125.2
2014
2015
2016
2017
2018
in U.S. $ millions

CAPITAL EXPENDITURES

(81.9)
158.9
398.4
519.2
428.9
2014
2015
2016
2017
2018
in U.S. $ millions

FREE CASH FLOW[(1)]

0.8x
2014
0.6x
2015
1.0x
2016
1.0x
2017
1.0x
2018

NET DEBT TO ADJUSTED EBITDA[(1)]

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2018 Management's Discussion and Analysis.

2018 ANNUAL REPORT

10

Results shown on a calendar year basis

(in U.S.$ millions, except per share data and ratios)	2018	2017	2016	2015	2014
STATEMENT OF EARNINGS					
Net sales	2,908.6	2,750.8	2,585.1	2,568.6	2,299.2
Adjusted EBITDA[1]	595.5	586.1	523.8	503.8	388.4
Operating income	403.2	401.0	371.5	367.5	284.8
Adjusted operating income[1]	437.4	423.9	383.2	378.9	289.6
Net earnings	350.8	362.3	346.6	346.1	276.6
Diluted earnings per share	1.66	1.61	1.47	1.42	1.12
Adjusted net earnings[1]	393.1	386.9	356.3	355.4	281.0
Adjusted diluted earnings per share[1]	1.86	1.72	1.51	1.46	1.14
CASH FLOW					
Cash flows from operating activities	538.5	613.4	537.9	384.4	244.6
Capital expenditures	(125.2)	(94.8)	(140.2)	(229.6)	(331.9)
Free cash flow[1]	428.9	519.2	398.4	158.9	(81.9)
FINANCIAL POSITION					
Total assets	3,004.6	2,980.7	2,990.1	2,834.3	2,648.3
Net indebtedness[1]	622.3	577.2	561.8	324.3	313.9
Shareholders' equity	1,936.1	2,051.4	2,119.6	2,188.4	1,882.2
FINANCIAL RATIOS					
Adjusted EBITDA margin[2]	20.5%	21.3%	20.3%	19.6%	16.9%
Operating margin[3]	13.9%	14.6%	14.4%	14.3%	12.4%
Adjusted operating margin[4]	15.0%	15.4%	14.8%	14.8%	12.6%
Adjusted net earnings margin[5]	13.5%	14.1%	13.8%	13.8%	12.2%
Return on net assets (RONA)[1]	15.6%	14.9%	14.0%	14.9%	14.2%
Net debt to adjusted EBITDA[1]	1.0x	1.0x	1.0x	0.6x	0.8x

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in the 2018 Management's Discussion and Analysis.
(2) Adjusted EBITDA divided by net sales
(3) Operating income divided by net sales
(4) Adjusted operating income divided by net sales
(5) Adjusted net earnings divided by net sales

2018 ANNUAL REPORT

11

GENUINE RESPONSIBILITY™

Our commitment to leading CSR practices is deeply embedded within our overall corporate strategy and recognized as a key driver of our business success. We believe that our goals will be achieved by **Caring for our People**, **Conserving the Environment** and **Creating Stronger Communities** through our labour practices, sustainability programs and social initiatives.

OUR COMMITMENTS

CARING FOR OUR PEOPLE

material topics

HUMAN AND LABOUR RIGHTS

HEALTH AND SAFETY

key focus areas

Offering fair wages

Respecting freedom of association

Fostering a diverse and inclusive workplace

Ensuring safe and ergonomic workplaces

CONSERVING THE ENVIRONMENT

material topics

OPERATIONAL WATER AND WASTEWATER MANAGEMENT

CHEMICAL MANAGEMENT

CLIMATE CHANGE

key focus areas

Optimizing water use

Using, selecting and managing chemicals safely

Minimizing our impact on climate change

CREATING STRONGER COMMUNITIES

material topics

BUSINESS IMPACT ON THE COMMUNITY

key focus areas

Fostering local economic development

Encouraging community engagement, education and active living

Last year, we mapped our material operational impacts against the United Nations' Sustainable Development Goals to better frame our strategies against the universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity. Our vertically-integrated business model and commitments to Genuine Responsibility™ give us the ability to create positive change towards the following goals:

4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

2018 ANNUAL REPORT

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CARING FOR OUR PEOPLE

We recognize the important role our employees play in our current success and long-term growth. We are committed to empowering them to succeed by creating healthy and safe work environments, investing in their personal and professional development and never wavering on our commitment to treat them with respect and dignity.

KEY HIGHLIGHTS

HUMAN AND LABOUR RIGHTS

27,469
of our employees are represented by an independent trade union

42%
of our management positions are occupied by women

25,354
employees benefited from free transportation to and from work

$15.2M
distributed in subsidized meals to employees

2.19M
man-hours of training delivered to our employees globally

HEALTH AND SAFETY

38,500
Gildan employees represented by formal health and safety committees

181,075
medical consultations provided free of charge

$2.3M
spent to provide medicine, vitamins and vaccines to our employees

238
complete social compliance audits conducted at our owned and contractor facilities

Our work-related injury rate decreased to

0.34
vs the OSHA benchmark of 2.0*

Data above is for our 2017 fiscal year. 2018 data will be disclosed in June 2019.

** Latest available OSHA benchmark, 2016*

Code of Conduct

28,746
hours of training offered on our Code of Conduct

2018 ANNUAL REPORT

14

CONSERVING THE ENVIRONMENT

Our vertically-integrated business model and large scale have enabled investments in innovative sustainable solutions at our manufacturing facilities, where we are optimizing our use of natural resources, increasing our access to renewable energy, recycling our waste and treating our wastewater naturally.

KEY HIGHLIGHTS

OPERATIONAL WATER AND WASTEWATER MANAGEMENT

Close to

1 million m³

of water saved while increasing production compared to the previous year

10%

decrease in water intensity since 2015

Using **Biotop** to naturally treat wastewater with gravity, bacteria and sunlight to return clean water back to the environment.

CHEMICAL MANAGEMENT

3,621

hours of training offered on our Restricted Substances Code of Practice (RSCP)

View Gildan's Restricted Substances List on genuineresponsibility.com

24

EHS audits conducted at company-owned facilities under our Environmental Management System based on international standards

27

suppliers in Honduras received training information on RSCP

CLIMATE CHANGE

43%

of our energy is supplied by renewable resources

140,000

tons of steam generated from wastewater through heat recovery systems

86%

of total waste recycled or repurposed

Data above is for our 2017 fiscal year. 2018 data will be disclosed in June 2019.

2018 ANNUAL REPORT

15

2018 ANNUAL REPORT

CREATING STRONGER COMMUNITIES

Our responsibility is to have a positive impact in our communities. We do this by investing in local economic development, advancing access to education and promoting healthy and active lifestyles, creating stronger and more resilient communities.

KEY HIGHLIGHTS

FOSTERING LOCAL ECONOMIC DEVELOPMENT

+$150M

worth of materials and services were purchased from local suppliers in Central America and the Caribbean Basin

1,040

local suppliers benefited from our significant presence in Honduras

86.5%

of managers world-wide (director level and above) were recruited from local markets

Data above is for our 2017 fiscal year. 2018 data will be disclosed in June 2019.

ENCOURAGING COMMUNITY ENGAGEMENT, EDUCATION AND ACTIVE LIVING*

RIO NANCE MEGA HEALTH FAIR

2,000 employees and their families attended and were offered services in general medicine, orthopedics, dentistry, gynecology, ophthalmology, and pediatrics, among others.

PARK REFURBISHMENT

Gildan contributed $570,000 towards the refurbishment of a major community park in San Pedro Sula, Honduras, providing a modern, multi-sport recreational space to unite families and promote active lifestyle.

GLOW RUN

In Honduras, Nicaragua and Dominican Republic employees raised more than $100,000 in a 5k run and fundraising event that united more than 12,000 Gildan employees and their families.

BLINDNESS PREVENTION

A program held in collaboration with the Batey Relief Alliance, for the communities of eastern Dominican Republic, provided 540 patients free ophthalmological consultations and prescription lenses.

** Examples of 2017-2018 community initiatives*

16

2018
REPORT TO
SHAREHOLDERS
February 22, 2019

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		P. 3
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 4
3.0	OUR BUSINESS		P. 5
	3.1	Overview
	3.2	Operating segment reporting
	3.3	Our operations
	3.4	Competitive environment
4.0	STRATEGY AND OBJECTIVES		P. 9
5.0	OPERATING RESULTS		P. 10
	5.1	Overview
	5.2	Non-GAAP financial measures
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Summary of quarterly results
	5.6	Fourth quarter operating results
6.0	FINANCIAL CONDITION		P. 19
7.0	CASH FLOWS		P. 21
8.0	LIQUIDITY AND CAPITAL RESOURCES		P. 23
9.0	LEGAL PROCEEDINGS		P. 25
10.0	OUTLOOK		P. 26
11.0	FINANCIAL RISK MANAGEMENT		P. 26
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 31
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 33
14.0	DISCLOSURE CONTROLS AND PROCEDURES		P. 33
15.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 34
16.0	RISKS AND UNCERTAINTIES		P. 34
17.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		P. 43
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 47
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 51
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 55

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0	PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended December 30, 2018 and December 31, 2017. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended December 30, 2018 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 21, 2019, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 20, 2019.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2018 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business - Our operations”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading manufacturer of everyday basic apparel, including activewear, underwear, socks, hosiery, and legwear products sold in North America, Europe, Asia-Pacific, and Latin America to wholesale distributors, screenprinters or embellishers, as well as to retailers in North America, and directly to consumers, primarily through our own e-commerce platforms. Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile and sock manufacturing, and sewing operations. Gildan's manufacturing operations are located in Central America, the Caribbean Basin, North America, and Bangladesh.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities combined with the significant capital investments made over the years in that respect, well above average industry capital intensity levels, are strong factors that differentiate us from our competition. More than 90% of our sales are derived from products we produce ourselves. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes and to ensure adherence to high standards for environmental and social responsibility practices throughout our supply chain. In addition, running our own operations enables us to better control operational efficiency, costs, and product quality, as well as provide a reliable supply chain with short production/delivery cycle times.

3.2 Operating segment reporting

Effective January 1, 2018, the Company implemented executive leadership changes and consolidated its organizational structure to better leverage its go-to-market strategy across its brand portfolio and drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure, reflecting how the business is managed and reviewed by the Company’s chief operating decision maker. Consequently, starting in 2018 the Company began reporting under one reportable business segment.

3.3 Our Operations

3.3.1 Brands, Products, and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®. Through a sock licensing agreement providing exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear, underwear and hosiery, the vast majority of which we manufacture. Some of our brands also extend to other categories such as intimates, shapewear, denim, and peripheral or fringe products like caps, totes, towels, and other accessories which are primarily sourced through third-party suppliers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. Activewear products are primarily sold to wholesale distributors within the imprintables channel, who then sell the blanks to screenprinters/embellishers who decorate the products with designs and logos, and in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. In addition to socks and underwear for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings, we also sell our activewear products to various retailers. These retailers include mass merchants, dollar stores, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, and price clubs, all of which sell to consumers through their brick and mortar outlets. Consumers also buy our products through our retail customers’ e-commerce platforms and our own websites. In addition to selling our products to retailers, we manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel.

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Comfort Colors®(2), American Apparel®, Anvil®, Alstyle®(2), Gold Toe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(4), sheer panty hose(5), tights(5), and leggings(5)
Gildan®, Gildan Platinum®(1), Under Armour®(3), Gold Toe®, PowerSox®, GT a Gold Toe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Secret®(1), Silks®(1), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®(1), American Apparel®
Intimates	ladies shapewear, intimates, and accessories	Secret®(1), American Apparel®, Secret Silky®
Other
To round out our product offerings for certain brands, we also offer other products, including but not limited to denim, jackets, sweaters, bodysuits, skirts, dresses, accessories, which are mainly sourced through third-party suppliers

(1) Gildan Platinum® and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(4) Applicable only to Therapy Plus® and MediPeds®.
(5) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

3.3.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a lesser extent, we also use third-party contractors to supplement our requirements. Our vertically integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in five main hubs, including the United States, Central America, the Caribbean Basin, Mexico, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, we continue to expand our manufacturing capacity, including investments in technology to enhance our capabilities in the production of fashion basics and performance garments.

Developments in 2018
During 2018, we consolidated and reduced some of our sock manufacturing capacity. In the third quarter of 2018, we closed a smaller sock facility in North Carolina, U.S., which was acquired as part of the acquisition of Peds Legwear Inc. (Peds), and transitioned the production to our Rio Nance 4 sock facility in Honduras. During the fourth quarter, we also began consolidating our sock operations in Honduras into one facility by integrating the majority of our sock production into our Rio Nance 4 facility. The Rio Nance 3 facility, previously our other sock facility, is now largely focusing on our garment dyeing operations. In the fourth quarter of 2018, we also made the decision to close the AKH textile facility in Honduras, which was acquired as part of the Anvil acquisition in 2012, operating in leased premises outside of our large manufacturing complex

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MANAGEMENT'S DISCUSSION AND ANALYSIS

in Rio Nance. Textile production from AKH was transitioned to our new state-of-the art Rio Nance 6 textile facility which began operations towards the end of the second quarter of 2018. Rio Nance 6 is being ramped up with new equipment geared for more efficient production of fashion basics. All textile production in Honduras will now be contained within our large Rio Nance complex.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities:(1) conversion of cotton, polyester and other fibres into yarn		■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA (2 facilities) ■ Salisbury, NC (2 facilities) ■ Mocksville, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric			■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods			■ Honduras (4 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (3 facilities)	■ Ensenada ■ Hermosillo ■ Agua Prieta	■ Bangladesh
Garment-dyeing:(3) pigment dyeing or reactive dyeing process			■ Honduras (1 facility)
Hosiery manufacturing facilities: conversion of yarn into finished socks/sheer hosiery	■ Montreal, QC		■ Honduras (1 facility)
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) While we operate the majority of our sewing facilities, we also use the services of third-party sewing contractors, primarily in Haiti, Nicaragua and other regions in Central America, as well as Mexico, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.3.3 Genuine Responsibility™
Embedded in our long-term vision of 'Making Apparel Better', our commitment to operating responsibly and integrating sustainability into our business practices is a key part of our business strategy and has been an important element of our success. Over the past two decades, we have developed our Genuine Responsibility™ CSR program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and progressive compensation packages at each of our worldwide locations. Our efforts around conserving the environment include the investment in and implementation of innovative solutions that reduce the environmental impact of our operations throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all of the regions where we operate through dedicated support for education, active living, entrepreneurship, and environmental stewardship initiatives.

Gildan recognizes that transparency is an important driver of our ongoing efforts, allowing closer engagement with a wide array of stakeholders, and is proud to have published its fourteenth consecutive Sustainability Report in 2018. Reported under the stringent GRI-Comprehensive guidelines, this report describes our progress, challenges, and future goals and initiatives. We are proud of our accomplishments in the area of corporate social responsibility and the recognitions we've earned, including our sixth consecutive inclusion in the Dow Jones Sustainability Index and our 10th FundaHRSE CSR seal.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We remain committed to furthering our efforts in the areas of focus we have outlined as part of our Genuine Responsibility™ program. Please refer to www.genuineresponsibility.com for more information.

3.3.4 Sales, marketing, and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales offices in the U.S. We have established extensive distribution operations worldwide primarily through internally managed and operated distribution centres. We distribute our products out of our Company-operated large distribution centres in the United States, in Eden, NC, Charleston, SC, Jurupa Valley, CA, and Jacksonville, FL, and out of smaller facilities in the U.S. and Canada, as well as out of Company-owned distribution facilities in Honduras and Mexico. To supplement some of our distribution needs, we use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia.

Developments in 2018
As part of our organization consolidation, effective January 1, 2018, which included the combination of our former Printwear and Branded Apparel operating business into one consolidated divisional operating structure, we centralized marketing, merchandising, sales, and administrative functions and streamlined our distribution network, including the closure of smaller owned and leased warehouse facilities, as well as the start-up of new larger distribution centres in the west and east coasts of the United States.

3.3.5 Employees and corporate office
We currently employ over 50,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of on-line shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition while at the same time presenting opportunities for various market participants. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. We compete on these factors by leveraging our competitive strengths, including our strategically located manufacturing operations and supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe the skill set we have developed in owning and operating manufacturing operations together with the significant capital investments we have made, which have been above historical industry averages, are key competitive strengths.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. (Hanesbrands). These companies manufacture out of similar geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Garan Incorporated, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with smaller U.S.-based competitors selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Bella + Canvas, Delta Apparel Inc., and Color Image Apparel, Inc., as well as Central American and Mexican manufacturers. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While this trend creates additional competition for our brands, it also provides opportunity for the Company to become a strategic supplier to these customers, given the Company’s scale and manufacturing capabilities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

4.0 STRATEGY AND OBJECTIVES

Our growth strategy is composed of the following strategic drivers:

4.1 Growing share in fashion basics
Within the imprintables channel, there are three main categories for activewear, namely “basics”, “fashion basics”, and “performance basics”. The Company historically focused on the basics category and over the years gained significant market share penetration with the Gildan® brand becoming the leading brand in this category in North America. In more recent years, we have seen an acceleration of industry growth in the fashion basics and performance basics categories, due in part to end users shifting preference to lighter weight and softer fabrics (fashion basics), or garments offering attributes featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance (performance basics). Fashion basics products are produced with higher quality cotton ring-spun yarns and/or blended yarn fibres and may feature more fitted silhouettes, side seam stitching, and stretch attributes, among other characteristics. Over the last few years we have started to pursue gains in market share in these categories and have developed and acquired brands which are well positioned to drive growth in these categories. Our opening price point offering is marketed under the Gildan® and Gildan® Hammer™ brands. Higher price point offerings include the Anvil® brand, the American Apparel® brand, which is positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, which features garment-dyed activewear products. In the performance category, we market our products under our Gildan Performance® brand offering. We have also invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In addition, our newest textile facility Rio Nance 6, which began production during 2018, is being ramped up with new equipment geared for more efficient production of fashion basics. With strong brand positioning in these categories supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership within imprintable fashion and performance basics.

4.2 Driving international growth
We are pursuing further growth within the imprintable channel of international markets, focusing in Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. Currently our sales outside the United States and Canada represent approximately 10% of our total consolidated net sales. We are continuing to expand our manufacturing capacity to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We have been increasing capacity at our manufacturing hub in Asia, specifically in Bangladesh, which is dedicated to supporting international markets. To support requirements for Europe, we also use supply from our Central American hub, where we are also expanding capacity. We intend to continue to pursue further sales growth internationally by leveraging the extensive breadth of our North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales. Our current sales base has been established primarily through the sale of products marketed under the Gildan® brand. We are now leveraging additional brands from our portfolio, such as the American Apparel® and Comfort Colors® brands, among others, across the international markets in which we compete.

4.3 Capitalizing on retailer private label program opportunities that fit within our business model
The apparel market is evolving and various market dynamics are unfolding. E-commerce as a distribution platform is impacting the retail landscape in various ways. On-line shopping facilitates price transparency and has led to brand proliferation due to low barriers of entry given the lack of shelf space limitations as in the traditional brick and mortar outlets. We believe these factors are contributing to the resurgence of private label brands by traditional retailers trying to differentiate their offerings and enhance profitability.

While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, the Company is also pursuing opportunities to supply retailers with products for their own private label programs. The mass tier within the retail channel represents the largest share of sales of basic apparel products. While we have established relationships and a sales base with mass retailers, our overall basic apparel market share within this channel for our own brands is small compared to the market share held by national brands. We believe we are well positioned to support retailers who are seeking low-cost, large-scale manufacturers to support their private label program requirements. The Company intends to pursue private label programs aligned to its operational and financial criteria, including product and SKU complexity and size of program, financial return targets, duration or term of expiry of the agreement, and working capital investment requirements, among other factors of consideration.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

4.4 Growing with global athletic and lifestyle brands
We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to a small number of select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete directly. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria, strategically located in the Western Hemisphere. The majority of our sales to global lifestyle brands are primarily derived from the sale of activewear products. In recent years we have also started to sell sock products to one of our global brand customers and we believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and socks.
4.5 Pursuing e-commerce growth
We are targeting to grow our sales by leveraging our brand portfolio across our e-commerce infrastructure and the on-line platforms of our customers. Accessibility to consumers and end-users through e-commerce is increasing, and “space” to market products on-line is not a constraining factor for growth as in the traditional brick and mortar retailer channel. Consequently, e-commerce is creating opportunities for our brands. The Company has been investing in building its e-commerce capabilities, including the development of a strong operational e-commerce team and investments in enhancing direct-to-consumer distribution capabilities.

4.6 Enhancing sales and earnings growth with acquisitions that complement our strategy
We believe we can enhance our sales and earnings growth by continuing to seek complementary strategic acquisition opportunities. We intend to use our free cash flow and debt financing capacity to pursue acquisitions which meet our criteria. Over the past decade, we have completed acquisitions which have added brands to our portfolio or expanded our product offering, enhanced our manufacturing capabilities, or expanded our distribution or presence in geographical markets. The three main considerations around which we have developed our criteria for evaluating acquisition opportunities include: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.

5.0 OPERATING RESULTS

5.1 Overview
This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended December 30, 2018 (Fiscal 2018) and the fiscal year ended December 31, 2017 (Fiscal 2017).

5.2 Non-GAAP financial measures
We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness, net indebtedness (total indebtedness net of cash and cash equivalents), net debt leverage ratio, and return on net assets (RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance. In 2018, we began reporting RONA as a non-GAAP financial measure.

We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2018-2017		Variation 2017-2016
	2018	2017	2016	$	%	$	%

Net sales	2,908.6	2,750.8	2,585.1	157.8	5.7%	165.7	6.4%
Gross profit	806.0	801.2	719.7	4.8	0.6%	81.5	11.3%
SG&A expenses	368.5	377.3	336.4	(8.8)	(2.3)%	40.9	12.2%
Restructuring and acquisition-related costs	34.2	22.9	11.7	11.3	49.3%	11.2	95.7%
Operating income	403.2	401.0	371.5	2.2	0.5%	29.5	7.9%
Adjusted operating income(1)	437.4	423.9	383.2	13.5	3.2%	40.7	10.6%
Adjusted EBITDA(1)	595.5	586.1	523.8	9.4	1.6%	62.3	11.9%
Financial expenses	31.0	24.2	19.7	6.8	28.1%	4.5	22.8%
Income tax expense	21.4	14.5	5.2	6.9	47.6%	9.3	178.8%
Net earnings	350.8	362.3	346.6	(11.5)	(3.2)%	15.7	4.5%
Adjusted net earnings(1)	393.1	386.9	356.3	6.2	1.6%	30.6	8.6%
Basic EPS	1.66	1.62	1.47	0.04	2.5%	0.15	10.2%
Diluted EPS	1.66	1.61	1.47	0.05	3.1%	0.14	9.5%
Adjusted diluted EPS(1)	1.86	1.72	1.51	0.14	8.1%	0.21	13.9%
Gross margin	27.7%	29.1%	27.8%	n/a	(1.4) pp	n/a	1.3 pp
SG&A expenses as a percentage of sales	12.7%	13.7%	13.0%	n/a	(1.0) pp	n/a	0.7 pp
Operating margin	13.9%	14.6%	14.4%	n/a	(0.7) pp	n/a	0.2 pp
Adjusted operating margin (1)	15.0%	15.4%	14.8%	n/a	(0.4) pp	n/a	0.6 pp
Total assets	3,004.6	2,980.7	2,990.1	23.9	0.8%	(9.4)	(0.3)%
Total non-current financial liabilities	669.0	630.0	600.0	39.0	6.2%	30.0	5.0%
Net indebtedness(1)	622.3	577.2	561.8	45.1	7.8%	15.4	2.7%
Return on net assets (RONA)(1)	15.6%	14.9%	14.0%	n/a	0.7 pp	n/a	0.9 pp
Annual cash dividends declared per common share	0.448	0.374	0.312	0.074	19.8%	0.062	19.9%
Net debt leverage ratio(1)	1.0	1.0	1.0	n/a	n/a	n/a	n/a
n/a = not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Consolidated operating review
5.4.1 Net sales

(in $ millions, or otherwise indicated)				Variation 2018-2017		Variation 2017-2016
	2018	2017	2016	$	%	$	%

Activewear	2,321.4	2,043.1	1,888.9	278.3	13.6%	154.2	8.2%
Hosiery and underwear(1)	587.2	707.7	696.2	(120.5)	(17.0)%	11.5	1.7%
Total net sales	2,908.6	2,750.8	2,585.1	157.8	5.7%	165.7	6.4%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2018 compared to fiscal 2017
Net sales increased by $157.8 million for the year ended December 30, 2018 compared to last year. Sales growth for the year reflected a 13.6% increase in activewear sales, partly offset by a 17.0% decline in the hosiery and underwear category. The increase in activewear sales was driven by higher unit sales volume and net selling prices, more favourable product mix, and positive foreign exchange impacts compared to the prior year. Activewear unit volume growth was mainly due to higher shipments of imprintable products in the U.S., including fashion basics and fleece products, combined with strong double digit unit sales volume growth in international markets and higher unit sales of global lifestyle brand products. The decline in the hosiery and underwear category was mainly due to lower sock volumes in the mass market channel, particularly as a result of the shift to private label brands by mass retailers, as well as declines in licensed and Gold Toe® brand sales. Favourable product-mix was driven by higher sales of fleece and fashion basics and higher value sock sales. The Company's net sales growth for 2018 of 5.7% was in line with its guidance of net sales growth in the mid-single digit range, and the $120.5 million decline in the hosiery and underwear category was essentially in line with the Company's latest guidance projecting a decline in the category of approximately $125 million.

Fiscal 2017 compared to fiscal 2016
The $165.7 million, or 6.4%, increase in net sales was due to an 8.2% increase in activewear sales and a 1.7% increase in the hosiery and underwear category. Activewear sales growth in 2017 was mainly due to the incremental sales contribution of approximately $94 million from the combined acquisitions of Alstyle and American Apparel, higher net selling prices, double-digit organic unit sales volume growth in fashion basics, favourable product mix, and increased shipments in international markets. These positive factors were partly offset by lower unit sales of activewear basics and unfavourable foreign exchange. The sales increase in the Hosiery and underwear category was due to the incremental sales contribution of approximately $39 million from the Peds acquisition and higher underwear sales, partly offset by lower sock sales and the impact from the planned exit of private label programs.

5.4.2 Gross profit

				Variation 2018-2017	Variation 2017-2016
(in $ millions, or otherwise indicated)	2018	2017	2016

Gross profit	806.0	801.2	719.7	4.8	81.5
Gross margin	27.7%	29.1%	27.8%	(1.4) pp	1.3 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2018 compared to fiscal 2017
The 140 basis point decline in gross margin in 2018 over the prior year was mainly due to higher raw material and other input costs, as well as higher manufacturing costs primarily related to disruptions in our supply chain which occurred earlier in the year, and costs related to the ramp up of activewear capacity, partly offset by higher net selling prices and the benefit of a richer product-mix compared to last year.

Fiscal 2017 compared to fiscal 2016
Gross margin increased by 130 basis points in fiscal 2017 over the prior year, mainly due to higher net selling prices and favourable product mix primarily driven by higher sales of fashion basics and fleece products, partly offset by lower sales of higher margin socks products.

5.4.3 Selling, general and administrative expenses

				Variation 2018-2017	Variation 2017-2016
(in $ millions, or otherwise indicated)	2018	2017	2016

SG&A expenses	368.5	377.3	336.4	(8.8)	40.9
SG&A expenses as a percentage of sales	12.7%	13.7%	13.0%	(1.0) pp	0.7 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2018 compared to fiscal 2017
The decline in selling, general and administrative expenses (SG&A) and the 100 basis point improvement in SG&A as a percentage of sales in 2018 were mainly due to the benefit of cost reductions resulting from our organizational realignment which we began to implement at the start of the year. We generated cost reductions from the consolidation of marketing, sales, distribution, and administrative functions which more than offset investments related to e-commerce and distribution capabilities primarily in the first half of the year. SG&A expenses as a percentage of sales for the second half of 2018 were 12.3%, down 220 basis points compared to 14.5% in the second half of 2017, and exceeded the Company's guidance calling for SG&A expenses as a percentage of sales in the second half of the year to be lower by 100 to 200 basis points compared to the prior year, due to better than anticipated cost management.

Fiscal 2017 compared to fiscal 2016
The increase in SG&A in 2017 compared to 2016 was mainly due to the impact of acquisitions and other expenses, including distribution and e-commerce costs, as well as higher variable compensation expenses.

5.4.4 Restructuring and acquisition-related costs

				Variation 2018-2017	Variation 2017-2016
(in $ millions)	2018	2017	2016

Employee termination and benefit costs	7.8	4.0	5.0	3.8	(1.0)
Exit, relocation and other costs	13.6	13.8	7.9	(0.2)	5.9
Net loss on disposal of property, plant and equipment related to exit activities	12.4	0.9	1.1	11.5	(0.2)
Loss on disposal or transfer of assets held for sale	—	—	0.6	—	(0.6)
Remeasurement of contingent consideration in connection with a business acquisition	—	—	(6.2)	—	6.2
Acquisition-related transaction costs	0.4	4.2	3.3	(3.8)	0.9
Restructuring and acquisition-related costs	34.2	22.9	11.7	11.3	11.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring and acquisition-related costs in fiscal 2018 related primarily to the following: $9.0 million for the closure of the AKH textile manufacturing facility which was acquired as part of the Anvil acquisition; $9.0 million for the consolidation of the Company's U.S. distribution centres pursuant to prior years' business acquisitions (net of a gain on disposal of $1.2 million and the $5.0 million reversal of an environmental liability for a distribution facility sold in fiscal 2018); $7.3 million for the Company's internal organizational realignment; $5.5 million for the consolidation of sock production manufacturing; and $3.4 million in other costs, including the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition and information systems integration for prior year acquisitions.

The Company had initially projected restructuring and acquisition-related costs for 2018 to be in the range of $15 to $20 million. The higher than previously anticipated restructuring and acquisition-related costs were largely associated with the consolidation of textile manufacturing and sock production capacity, as well as the closure of an additional distribution facility in North Carolina, which were not assumed in the Company's initial guidance.

Restructuring and acquisition-related costs in fiscal 2017 related primarily to the following: $7.9 million of transaction and integration costs for the American Apparel business acquisition; $6.2 million for the rationalization of the Company's remaining retail store outlets; $4.4 million for the integration of prior years' business acquisitions, primarily for the integration of Alstyle and Peds; $2.7 million for the consolidation of the Company's West Coast distribution centres pursuant to the acquisitions of American Apparel and Alstyle; and $1.7 million for the Company's internal organizational realignment.

Restructuring and acquisition-related costs in fiscal 2016 related primarily to the following: $8.4 million of transaction and integration costs for the Alstyle and Peds acquisitions; $4.5 million for the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions; $4.2 million for the rationalization of our retail store outlets as part of our overall direct-to-consumer channel strategy; and other costs of $0.8 million, partially offset by a gain of $6.2 million on the re-measurement of the fair value of contingent consideration in connection with the Doris acquisition.

5.4.5 Operating income and adjusted operating income

				Variation 2018-2017	Variation 2017-2016
(in $ millions, or otherwise indicated)	2018	2017	2016

Operating income	403.2	401.0	371.5	2.2	29.5
Adjustment for:
Restructuring and acquisition-related costs	34.2	22.9	11.7	11.3	11.2
Adjusted operating income(1)	437.4	423.9	383.2	13.5	40.7
Operating margin	13.9%	14.6%	14.4%	(0.7) pp	0.2 pp
Adjusted operating margin(1)	15.0%	15.4%	14.8%	(0.4) pp	0.6 pp
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2018 compared to fiscal 2017
The increase in operating income in 2018 compared to 2017 reflected the increase in sales and lower SG&A expenses driven by cost reductions primarily associated with the Company's organizational consolidation, which more than offset lower gross profit and higher restructuring and acquisition-related costs. Excluding the impact of restructuring and acquisition-related costs, adjusted operating margin in 2018 was in line with our guidance calling for a slight year over year decline. The slight decline in adjusted operating margin was due to the gross margin decline which more than offset the benefit of lower SG&A expenses as a percentage of sales.

Fiscal 2017 compared to fiscal 2016
The increase in operating income in 2017 compared to 2016 was mainly due to the increase in gross profit, partially offset by higher SG&A expenses and higher restructuring and acquisition-related costs. Excluding the impact of restructuring and acquisition-related costs, adjusted operating margin in 2017 was up 60 basis points driven by higher gross margin in the year, partially offset by higher SG&A expenses as a percentage of sales.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.6 Financial expenses, net

				Variation 2018-2017	Variation 2017-2016
(in $ millions)	2018	2017	2016

Interest expense on financial liabilities recorded at amortized cost	24.8	17.1	12.6	7.7	4.5
Bank and other financial charges	7.5	8.0	6.3	(0.5)	1.7
Interest accretion on discounted provisions	0.3	0.3	0.3	—	—
Foreign exchange loss (gain)	(1.5)	(1.3)	0.4	(0.2)	(1.7)
Financial expenses, net	31.1	24.1	19.6	7.0	4.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2018 compared to fiscal 2017
The increase in net financial expenses in fiscal 2018 compared to fiscal 2017 was mainly due to higher interest expense as a result of higher effective interest rates on our long-term debt bearing interest at variable rates as a result of higher U.S. short-term interest rates, and higher average borrowing levels. Foreign exchange gains for fiscal 2018 and fiscal 2017 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2017 compared to fiscal 2016
The increase in net financial expenses in fiscal 2017 compared to fiscal 2016 was due to higher interest expense as a result of slightly higher borrowing levels and higher effective interest rates on our long-term debt relating mainly to higher U.S. short-term interest rates and the interest rates on the notes payable that were issued in August 2016. Bank and other financial charges increased in fiscal 2017 compared to fiscal 2016 due to the amortization of financing fees incurred in connection with the new debt issuances in fiscal 2016 and discount fees related to the sales of trade accounts receivables. Foreign exchange gains for fiscal 2017 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.4.7 Income taxes
The Company’s average effective tax rate is calculated as follows:

				Variation 2018-2017	Variation 2017-2016
(in $ millions, or otherwise indicated)	2018	2017	2016

Earnings before income taxes	372.1	376.8	351.8	(4.7)	25.0
Income tax expense	21.4	14.5	5.2	6.9	9.3
Average effective income tax rate	5.8%	3.8%	1.5%	2.0 pp	2.3 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2018 compared to fiscal 2017
The higher income tax expense and average effective tax rate compared to last year is mainly due to an increase in deferred income tax expense adjustments relating to the Company’s internal organizational realignment, referred to in section 3.2 of this annual MD&A, and the impact of income tax rate changes. In fiscal 2018, pursuant to additional phases to the internal organizational realignment, the Company reassessed the recoverability of its deferred income tax assets in the respective jurisdictions affected, resulting in an increase in deferred tax expense of $6.1 million for assets that were no longer probable of being realized. In fiscal 2017, the initiation of the internal organizational realignment plan resulted in an increase to deferred income tax expense of $3.3 million. The fiscal 2018 deferred income tax expense also included $2.0 million for the revaluation of deferred income tax assets and liabilities due to changes in statutory income tax rates, compared to a deferred income tax recovery of $1.6 million in fiscal 2017 for tax rate changes, primarily to reflect the changes in the U.S. statutory federal corporate income tax rate impact that took effect at the beginning of 2018. Excluding the impact of the aforementioned adjustments to deferred income tax expense in both years, and excluding the impact of restructuring and acquisition-related costs described in section 5.4.4 of this MD&A, the average effective income tax rate for both years was approximately 3.3%, slightly lower than the anticipated full year tax rate of approximately 4%.

Fiscal 2017 compared to fiscal 2016
The higher income tax expense and average effective tax rate in fiscal 2017 compared to fiscal 2016 were in part due to higher operating profits earned in higher tax rate jurisdictions, lower income tax recoveries relating to prior taxation years, and other adjustments. The fiscal 2017 income tax expense included $1.6 million of income tax recoveries relating to prior

GILDAN 2018 REPORT TO SHAREHOLDERS P. 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

taxation years, compared with $4.8 million of prior year income tax recoveries in fiscal 2016. In addition, as a result of the internal organizational realignment referred to in section 3.2 of this MD&A, the Company revalued and reassessed the deferred tax assets and deferred tax liabilities in the respective jurisdictions affected, resulting in an increase in net deferred tax expense of $3.3 million. There was no corresponding amount for fiscal 2016. In addition, the Company revalued the deferred tax assets and liabilities of its U.S. subsidiaries, to reflect the change in the statutory federal corporate income tax rate that took effect at the beginning of 2018, resulting in an income tax recovery of $1.6 million. There was no similar adjustment in fiscal 2016, although the fiscal 2016 tax expense reflected an income tax recovery on restructuring and acquisition-related costs of $2.0 million.

5.4.8 Net earnings, adjusted net earnings, earnings per share measures, and other performance measures

				Variation 2018-2017	Variation 2017-2016
(in $ millions, except per share amounts)	2018	2017	2016

Net earnings	350.8	362.3	346.6	(11.5)	15.7
Adjustments for:
Restructuring and acquisition-related costs	34.2	22.9	11.7	11.3	11.2
Income tax expense relating to restructuring and acquisition-related actions(1)	6.1	3.3	(2.0)	2.8	5.3
Income tax expense (recovery) related to the revaluation of deferred income tax assets and liabilities due to statutory income tax rate changes(2)	2.0	(1.6)	—	3.6	(1.6)
Adjusted net earnings(3)	393.1	386.9	356.3	6.2	30.6
Basic EPS	1.66	1.62	1.47	0.04	0.15
Diluted EPS	1.66	1.61	1.47	0.05	0.14
Adjusted diluted EPS(3)	1.86	1.72	1.51	0.14	0.21
(1) These income tax expenses relate to the Company’s internal organizational realignment. Pursuant to the initiation and completion of this organizational realignment plan, the Company reassessed the recoverability of its deferred income tax assets and the valuation of its deferred tax liabilities in the respective jurisdictions affected, resulting in an increase to deferred income tax expense in fiscal 2018 and 2017 of $6.1 million and $3.3 million, respectively.

(2) The income tax expense for the impact of income tax rate changes are primarily related to the impact of U.S. tax reform, reflecting the reduction in the U.S. statutory federal tax rate that took effect in 2018.

(3) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2018 compared to fiscal 2017
Net earnings for 2018 were slightly down compared to the prior year due to the decline in operating margin and higher financial expenses and income taxes, which more than offset the contribution of higher sales. The increase in adjusted net earnings in 2018 was mainly due to the contribution of higher sales, which more than offset the decline in adjusted operating margin and higher financial expenses. On a diluted per share basis, net earnings and adjusted net earnings for 2018 were up over the prior year, including the benefit of a lower share count.

Adjusted EBITDA is a non-GAAP measure. Please refer to section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Adjusted EBITDA for 2018 amounted to $595.5 million, up $9.4 million compared to $586.1 million in 2017, coming in just slightly under the low end of our guidance range.

Return on net assets (RONA) is a non-GAAP measure that the Company uses as a performance indicator to measure the efficiency of its invested capital. Please refer to section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. During 2018, as we executed on our growth drivers and drove increased efficiency across the organization, RONA for 2018 improved to 15.6%, up 70 basis points from 14.9% in 2017.

Fiscal 2017 compared to fiscal 2016
The increase in net earnings and adjusted net earnings was due to higher operating income, partially offset by higher financial expenses and a higher income tax expense. Additionally, diluted EPS and adjusted diluted EPS reflected the benefit of share repurchases.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Dec 30, 2018	Sep 30, 2018	Jul 1, 2018	Apr 1, 2018	Dec 31, 2017	Oct 1, 2017	Jul 2, 2017	Apr 2, 2017	(1)

Net sales	742.7	754.4	764.2	647.3	653.7	716.4	715.4	665.4
Net earnings	59.6	114.3	109.0	67.9	54.9	116.1	107.7	83.5
Net earnings per share
Basic(2)	0.29	0.55	0.51	0.31	0.25	0.52	0.48	0.36
Diluted(2)	0.29	0.55	0.51	0.31	0.25	0.52	0.48	0.36
Weighted average number of shares outstanding (in ‘000s)
Basic	206,796	207,926	212,477	218,541	219,387	223,017	224,859	229,474
Diluted	207,122	208,161	212,722	218,850	219,758	223,481	225,389	229,943
(1) Reflects the acquisition of American Apparel from February 8, 2017.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.5.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflect results of companies acquired from their effective date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain currencies versus the U.S. dollar as described in section 11 entitled “Financial risk management” in this annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.6 Fourth quarter operating results

For the three months ended	December 30, 2018	December 31, 2017
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	742.7	653.7	89.0	13.6%
Gross profit	195.4	177.0	18.4	10.4%
SG&A expenses	95.5	103.9	(8.4)	(8.1)%
Restructuring and acquisition-related costs	21.7	11.0	10.7	n.m.
Operating income	78.2	62.0	16.2	26.1%
Adjusted operating income(1)	99.9	73.0	26.9	36.8%
Adjusted EBITDA(1)	138.0	114.0	24.0	21.1%
Financial expenses	8.7	5.9	2.8	47.5%
Income tax expense	10.0	1.2	8.8	n.m.
Net earnings	59.6	54.9	4.7	8.6%
Adjusted net earnings(1)	88.9	67.6	21.3	31.5%
Basic EPS	0.29	0.25	0.04	16.0%
Diluted EPS	0.29	0.25	0.04	16.0%
Adjusted diluted EPS(1)	0.43	0.31	0.12	38.7%
Gross margin	26.3%	27.1%	n/a	(0.8) pp
SG&A expenses as a percentage of sales	12.9%	15.9%	n/a	(3.0) pp
Operating margin	10.5%	9.5%	n/a	1.0 pp
Adjusted operating margin(1)	13.5%	11.2%	n/a	2.3 pp
n.m. = not meaningful
n/a - not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales for the fourth quarter ended December 30, 2018 of $742.7 million were up 13.6% compared to the fourth quarter of 2017 driven by a 22.3% increase in activewear sales, partly offset by a 7.9% sales decline in the hosiery and underwear category, which was anticipated. The increase in the activewear category in the fourth quarter, where we generated $569 million in net sales, was mainly due to higher unit sales volumes, a better product-mix driven primarily by higher fleece shipments, and higher net selling prices. Activewear volume growth reflected higher shipments of imprintable products in North America and a 29% increase in international shipments, as well as higher sales to global lifestyle brands and retailers. Sales in the hosiery and underwear category totaled $173 million, as anticipated, down $15 million from the fourth quarter last year primarily due to lower Gildan® sock sales in mass and lower mass retailer replenishment of Gildan® underwear in the quarter, partly offset by shipments under one of our new private label underwear programs in the fourth quarter.

Gross margin in the fourth quarter was down 80 basis points to 26.3% compared to the prior year quarter. The decrease was mainly due to higher raw material and other input costs, activewear growth ramp up costs, and the flow through of the balance of the costs related to supply chain disruptions which we incurred earlier in the year. These factors more than offset the benefit from higher net selling prices and more favourable product-mix compared to the prior year quarter.

SG&A expenses for the fourth quarter of 2018 of $95.5 million were down over 8% compared to $103.9 million in the fourth quarter of 2017. As a percentage of sales, SG&A expenses were 12.9%, down 300 basis points from 15.9% in the fourth quarter last year primarily reflecting the benefit of cost reductions driven by our organizational consolidation and a higher sales base. Operating margin and adjusted operating margin in the fourth quarter of 2018 were 10.5% and 13.5%, respectively, better by 100 and 230 basis points, respectively, compared to the fourth quarter of 2017. The improvement was mainly due to lower SG&A expenses as a percentage of sales, partly offset by a lower gross margin.

We incurred $21.7 million in restructuring and acquisition-related costs in the fourth quarter of 2018 primarily related to the Company’s organizational realignment and the consolidation of textile, sock manufacturing, warehouse distribution, and garment dyeing operations. With respect to textile manufacturing, during the fourth quarter of 2018, we made the decision to close our AKH textile facility in Honduras, which was acquired as part of the Anvil acquisition in 2012, and was operating

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MANAGEMENT'S DISCUSSION AND ANALYSIS

in leased premises outside of our large manufacturing complex in Rio Nance. We transitioned this production that was largely for fashion basics products to our new state-of-the art Rio Nance 6 textile facility, which we are ramping up with new equipment geared for more efficient production of fashion basics. In addition, during the fourth quarter, we began the consolidation of our sock operations, integrating the majority of our sock production in Honduras into our Rio Nance 4 facility, with our Rio Nance 3 facility now largely focusing on our garment dyeing operations.

Income tax expense for the quarter was $10.0 million compared to $1.2 million in the fourth quarter of 2017. Income tax expense in both periods included deferred income tax expense adjustments of $7.6 million and $1.7 million, respectively, associated with restructuring and acquisition-related actions and the impact of tax rate changes.

Net earnings totaled $59.6 million or $0.29 per share on a diluted basis for the three months ended December 30, 2018, compared with net earnings of $54.9 million or $0.25 per share for the three months ended December 31, 2017. Adjusted net earnings of $88.9 million were up 31.5% from $67.6 million in the fourth quarter last year. We generated adjusted diluted EPS for the fourth quarter of $0.43, up 38.7% compared to the fourth quarter last year mainly due to higher adjusted operating income and the benefit of a lower share count compared to the prior year, partly offset by higher financial and income tax expenses.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

	December 30, 2018	December 31, 2017
(in $ millions)			Variation

Cash and cash equivalents	46.7	52.8	(6.1)
Trade accounts receivable	317.2	243.4	73.8
Income taxes receivable	1.7	3.9	(2.2)
Inventories	940.0	945.7	(5.7)
Prepaid expenses, deposits and other current assets	77.4	62.1	15.3
Accounts payable and accrued liabilities	(347.0)	(258.5)	(88.5)
Total working capital	1,036.0	1,049.4	(13.4)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of higher sales in the fourth quarter of fiscal 2018 compared to the fourth quarter of fiscal 2017. The impact of higher days sales outstanding (DSO), net of the impact of an increase in trade accounts receivables sold to a financial institution under a receivables purchase agreement (as disclosed in note 7 of the audited consolidated financial statements for the year ended December 30, 2018), was offset by higher accrued sales discounts mainly due to the higher sales in fiscal 2018.

•
The slight decrease in inventories was mainly due to lower unit inventories of activewear, sock, and underwear, partially offset by higher average unit costs resulting from a combination of higher raw material costs and other input costs, as well as higher raw materials and work in progress inventories.

•
The increase in prepaid expenses, deposits and other current assets was mainly due to an increase in miscellaneous receivables, including an increase in supplier rebates relating to raw material purchases and higher receivables for value added taxes and duty drawbacks.

•
The increase in accounts payable and accrued liabilities was mainly due to higher payables related to higher raw material costs, a higher derivative financial instrument liability, and the impact of an increase of days payable outstanding, including the benefit of the new supply-chain financing program implemented during the fourth quarter of fiscal 2018.

•
Working capital was $1,036.0 million as at December 30, 2018, compared to $1,049.4 million as at December 31, 2017. The current ratio at the end of fiscal 2018 was 4.0, compared to 5.1 at the end of fiscal 2017, mainly due to the impact of higher accounts payable and accrued liabilities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, December 31, 2017	1,035.8	401.6	226.6
Net capital additions	110.7	19.5	0.1
Disposals	(30.3)	(0.2)	—
Additions through business acquisitions	—	—	0.7
Depreciation and amortization	(125.8)	(27.3)	—
Balance, December 30, 2018	990.4	393.6	227.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Additions to property, plant and equipment were primarily for investments in textile and sewing capacity expansion, and distribution, and were partially offset by the sale of the Company's corporate aircraft and the write-down of fixed assets incurred in connection with restructuring activities.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets reflects amortization of $27.3 million, offset by additions of $19.5 million for software expenditures and the renewal of a brand license agreement.

6.3 Other non-current assets and non-current liabilities

	December 30, 2018	December 31, 2017
(in $ millions)			Variation

Other non-current assets	10.3	8.8	1.5

Long-term debt	669.0	630.0	39.0
Deferred income taxes	12.6	3.7	8.9
Other non-current liabilities	39.9	37.1	2.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in deferred tax liabilities relates to the deferred portion of the tax provision in fiscal 2018.

•
Other non-current liabilities include provisions and employee benefit obligations. The increase is mainly due to the statutory severance benefits earned by employees located in the Caribbean Basin and Central America during fiscal 2018, and a new lease exit provision for a U.S. distribution centre, partially offset by the reversal of the environmental liability for a facility previously acquired through a business acquisition and sold in fiscal 2018.

•	See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

Total assets were $3,004.6 million as at December 30, 2018, compared to $2,980.7 million as at December 31, 2017.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS
7.1 Cash flows from (used in) operating activities

(in $ millions)	2018	2017	Variation

Net earnings	350.8	362.3	(11.5)
Adjustments to reconcile net earnings to cash flows from operating activities(1)	202.3	175.2	27.1
Changes in non-cash working capital balances	(14.5)	75.8	(90.3)
Cash flows from operating activities	538.6	613.3	(74.7)
(1) Includes $ 158.1 million (2017 - $162.2 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The year-over-year decrease in operating cash flows of $74.7 million was mainly due to an increase in non-cash working capital in fiscal 2018 compared to a decrease in the prior year, as explained below.

•
Non-cash working capital increased by $14.5 million during fiscal 2018, compared to a decrease of $75.8 million during fiscal 2017, mainly due to an increase in trade accounts receivable during fiscal 2018 compared to a decrease in fiscal 2017, partially offset by a higher increase in accounts payable and accrued liabilities in fiscal 2018 compared to fiscal 2017.

7.2 Cash flows from (used in) investing activities

(in $ millions)	2018	2017	Variation

Purchase of property, plant and equipment	(107.7)	(92.0)	(15.7)
Purchase of intangible assets	(17.6)	(2.8)	(14.8)
Business acquisitions	(1.3)	(115.8)	114.5
Proceeds on disposal of property, plant and equipment	15.6	0.5	15.1
Cash flows used in investing activities	(111.0)	(210.1)	99.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Cash used in investing activities during fiscal 2018 was lower compared to fiscal 2017 primarily due to cash used in fiscal 2017 for business acquisitions including American Apparel, and the sales of the Company's corporate aircraft and a U.S. distribution facility in fiscal 2018, partially offset by higher capital spending in fiscal 2018.

•
Capital expenditures during fiscal 2018 are described in section 6.2 of this MD&A, and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled “Liquidity and capital resources” in this MD&A.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

(in $ millions)	2018	2017	Variation

Cash flows from operating activities	538.5	613.4	(74.9)
Cash flows used in investing activities	(110.9)	(210.0)	99.1
Adjustment for:
Business acquisitions	1.3	115.8	(114.5)
Free cash flow(1)	428.9	519.2	(90.3)
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
For fiscal 2018, the year-over-year decrease in free cash flow of $90.3 million was mainly due to the decrease in operating cash flows and increased capital spending excluding business acquisitions, as noted above.

7.4 Cash flows from (used in) financing activities

(in $ millions)	2018	2017	Variation

Increase in amounts drawn under revolving long-term bank credit facilities	39.0	30.0	9.0
Dividends paid	(94.6)	(84.8)	(9.8)
Proceeds from the issuance of shares	3.2	4.9	(1.7)
Repurchase and cancellation of shares	(367.5)	(328.6)	(38.9)
Share repurchases for settlement of non-Treasury RSUs	(7.2)	(6.3)	(0.9)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(6.1)	(4.5)	(1.6)
Cash flows used in financing activities	(433.2)	(389.3)	(43.9)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Cash flows used in financing activities during fiscal 2018 and 2017 reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, and the payments of dividends, slightly offset by cash inflows from funds drawn on our long-term bank credit facilities. The year-over year increase in cash flows used in financing activities was mainly due to higher share repurchases and higher dividend payments as noted below. See section 8.0 entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt and share repurchases under NCIB programs.

•
The Company paid $94.6 million of dividends during fiscal 2018 compared to $84.8 million of dividends during fiscal 2017. The year-over-year increase is due to the 20% increase in the amount of the quarterly dividend approved by the Board of Directors on February 21, 2018, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since last year under NCIB programs.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We fund our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, we intend to use our free cash flow and debt financing capacity to support our current dividend, and then seek to complete complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we intend to use excess cash to repurchase shares under normal course issuer bid programs. The Company has set a net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities.

8.2 Long-term debt and net indebtedness
The Company's long-term debt as at December 30, 2018 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		December 30, 2018	December 31, 2017
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	3.4%	$69	$30	April 2023
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (3)	2.8%	300	300	April 2023
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (4)	2.7%	100	100	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (4)	2.7%	50	50	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (4)	2.9%	100	100	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (4)	2.9%	50	50	August 2026
		$669	$630

(1)	Represents the effective interest rate for the year ended December 30, 2018, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $13.4 million (December 31, 2017 - $14.6 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2018, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2022 to April 2023, amended its unsecured term loan of $300 million to extend the maturity date from June 2021 to April 2023, and cancelled its unsecured revolving long-term bank credit facility of $300 million.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 30, 2018.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	December 30, 2018	December 31, 2017
Long-term debt and total indebtedness(1)	669.0	630.0
Cash and cash equivalents	(46.7)	(52.8)
Net indebtedness(1)	622.3	577.2
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at December 30, 2018 was 1.0 times (1.0 times as at December 31, 2017), which was at the lower end of its previously communicated target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company’s net debt leverage ratio is calculated as follows:

	December 30, 2018	December 31, 2017
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	595.5	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	595.5	586.4
Net indebtedness(1)	622.3	577.2
Net debt leverage ratio(1)	1.0	1.0
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

For fiscal 2019, the Company is projecting capital expenditures of approximately $125 million primarily for the continued development of the Rio Nance 6 facility in Honduras, investments in existing textile facilities, sewing capacity expansion to align with increases in textile capacity, as well as expenditures in information technology.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as to provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy and to fund the NCIB discussed in section 8.5 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 14, 2019, there were 206,740,357 common shares issued and outstanding along with 2,662,446 stock options and 105,573 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.4 Declaration of dividend

The Company paid dividends of $94.6 million during the year ended December 30, 2018. On February 20, 2019, the Board of Directors approved a 20% increase in the amount of the quarterly dividend and declared a cash dividend of $0.134 per share for an expected aggregate payment of $27.7 million which will be paid on April 1, 2019 on all of the issued and

GILDAN 2018 REPORT TO SHAREHOLDERS P. 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

outstanding common shares of the Company, rateably and proportionately to the holders of record on March 7, 2019. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.5 Normal course issuer bid

On February 23, 2017, the Company announced the renewal of a normal course issuer bid (previous NCIB) beginning February 27, 2017 and ending on February 26, 2018, to purchase for cancellation up to 11,512,267 common shares (representing approximately 5% of the Company’s issued and outstanding common shares of the Company). On November 1, 2017, the Company obtained approval from the Toronto Stock Exchange (TSX) to amend its previous NCIB program in order to increase the maximum number of common shares that may be repurchased from 11,512,267 common shares, to 16,117,175 common shares, representing approximately 7% of the Company’s issued and outstanding common shares. No other terms of the previous NCIB were amended.

On February 21, 2018, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. On August 1, 2018, the Company obtained approval from the TSX to amend its current NCIB program in order to increase the maximum number of common shares that may be repurchased from 10,960,391 common shares, or approximately 5% of the Company’s issued and outstanding common shares as at February 15, 2018 (the reference date for the NCIB), to 21,575,761 common shares, representing approximately 10% of the public float as at February 15, 2018. No other terms of the NCIB were amended.

During the year ended December 30, 2018, the Company repurchased for cancellation a total of 12,634,693 common shares under its NCIB through the facilities of the TSX and of the NYSE for a total cost of $367.5 million, of which a total of 175,732 common shares were repurchased under the previous NCIB. Of the total cost of $367.5 million, $9.2 million was charged to share capital and the balance was charged to retained earnings.

Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. As of February 14, 2019, Gildan had 206,740,357 common shares issued and outstanding.  Gildan is authorized to make purchases under the NCIB until February 26, 2020 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 136,754 Common Shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

10.0 OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2019 is contained in our earnings results press release dated February 21, 2019 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares in connection with our share-based compensation plans. The disclosures under this section, in conjunction with the information in note 14 to the 2018 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2018 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio.

11.1 Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. As at December 30, 2018, trade accounts receivables being serviced under a receivables purchase agreement amounted to $117 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 24, 2019, subject to annual extensions.

The Company’s credit risk for trade accounts receivable is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at December 30, 2018, the Company’s ten largest trade debtors accounted for 65% of trade accounts receivable; the largest of which accounted for 22%. The Company’s top

GILDAN 2018 REPORT TO SHAREHOLDERS P. 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

ten trade debtors are all located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers varies significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

(in $ millions)	December 30, 2018	December 31, 2017

Trade accounts receivable by geographic area:
United States	270.5	208.2
Canada	16.9	14.7
Europe and other	29.8	20.5
Total trade accounts receivable	317.2	243.4

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	December 30, 2018	December 31, 2017

Not past due	257.8	197.6
Past due 0-30 days	21.0	31.7
Past due 31-60 days	16.3	9.8
Past due 61-120 days	14.8	2.0
Past due over 121 days	14.8	7.4
Trade accounts receivable	324.7	248.5
Less allowance for expected credit losses	(7.5)	(5.1)
Total trade accounts receivable	317.2	243.4

The increase in the past due amounts during fiscal 2018 is mainly attributable to one customer, for which the trade accounts receivable balance was $21 million as at December 30, 2018. As a result of the past due amounts and other factors, we have determined that there has been a significant increase in credit risk for this customer since initial recognition. Our allowance for expected credit losses includes an amount for this customer that reflects the new expected credit loss model pursuant to the new impairment guidance under IFRS 9. Our estimate of the potential loss is a probability-weighted amount determined based on our evaluation of possible outcomes with respect to the collectability of these amounts, and reflects

GILDAN 2018 REPORT TO SHAREHOLDERS P. 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

our assumption that this customer will succeed with its current efforts to secure the refinancing of its bank debt or sell its business as a going concern. In the event that new information becomes available to us that would change our assessment of the possible outcomes, the amount recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that the customer will be successful with its current initiatives. If this customer is unable to refinance its operations or execute on other strategic options, the trade account receivable balance with this customer could become unrecoverable, which would require a corresponding charge to earnings in fiscal 2019.

11.2 Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt, and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or prospects could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could be influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2018 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions, and other major investments or divestitures.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at December 30, 2018.

Carrying		Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued
liabilities	347.0	347.0	347.0	—	—	—
Long-term debt(1)	669.0	669.0	—	—	519.0	150.0
Purchase obligations	—	200.1	198.3	1.8	—	—
Operating leases and other obligations	4.6	318.9	65.3	109.8	103.9	39.9
Total contractual obligations	1,020.6	1,535.0	610.6	111.6	622.9	189.9
(1) Excluding interest

As disclosed in note 23 to our 2018 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 30, 2018, the maximum potential liability under these guarantees was $55.4 million, of which $11.1 million was for surety bonds and $44.3 million was for financial guarantees and standby letters of credit.

11.3 Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales

GILDAN 2018 REPORT TO SHAREHOLDERS P. 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka, as well as in Canadian dollars. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at December 30, 2018, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and buy Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2018 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, we have established a ratio of 1:1 for all foreign exchange hedges. No ineffectiveness was recognized in net earnings, as the change in value used for calculating the ineffectiveness of the hedging instruments was the same as the change in value used for calculating the ineffectiveness of the hedged items. We refer the reader to note 14 to the 2018 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at December 30, 2018 arising from financial instruments:

					December 30, 2018
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD	BDT	COP

Cash and cash equivalents	1.0	1.1	1.7	3.1	3.6	0.6	1.7	0.6
Trade accounts receivable	16.1	6.9	4.7	3.8	2.8	2.6	—	3.2
Prepaid expenses, deposits and other current assets	—	1.7	—	0.6	1.8	—	2.6	1.7
Accounts payable and accrued liabilities	(14.6)	(6.5)	(0.5)	(4.6)	(1.3)	(0.1)	(2.3)	(0.2)

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) earnings and other comprehensive income as follows, assuming that all other variables remained constant:

			For the year ended December 30, 2018
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD	BDT	COP

Impact on earnings before income taxes	(0.1)	(0.2)	(0.3)	(0.1)	(0.3)	(0.2)	(0.1)	(0.3)
Impact on other comprehensive income before income taxes	(0.8)	1.5	1.7	(0.2)	—	0.3	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended December 30, 2018 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton or polyester fibers would affect the Company’s annual raw material costs by approximately $6 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect our energy consumption costs and can influence transportation costs and the cost of related items used in our business, including other raw materials we use to manufacture our products such as chemicals, dyestuffs, and trims. We generally purchase these raw materials at market prices.

The Company has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2018, the Company entered into commodity derivative contracts as described in note 14 to the 2018 audited annual consolidated financial statements. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, we have established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and our purchased costs, we did not experience any significant ineffectiveness on our hedges. We refer the reader to note 14 to the 2018 audited annual consolidated financial statements for details of these derivative contracts and the impact of applying hedge accounting.

11.5 Interest rate risk
The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread.

The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $250 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting.

As our floating rate debt has a variable rate of interest linked to LIBOR as a benchmark for establishing the rate, the anticipated changes to the LIBOR after 2021 could impact the cost of our variable rate indebtedness. In July 2017, the United Kingdom’s Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. It is likely that banks will not continue to provide submissions for the calculation of LIBOR after 2021 and possible that they may not provide submissions before then.  It is impossible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what effects any changes to LIBOR or the transition to alternative reference rates may have on variable rate indebtedness or on our business, financial condition, or results of operations.  The consequence of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness. If LIBOR rates are no longer available or viewed as an acceptable market benchmark, and our lenders are required, or exercise discretion, to implement substitute reference rates for the calculation of interest rates under our floating rate debt, we may incur expenses in effecting the transition, and may be subject to disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute reference rates.

Based on the value of interest-bearing financial instruments during the year ended December 30, 2018, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $1.9 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2018 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for expected credit losses
The Company makes an assessment of whether accounts receivable are collectable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives, including discounts and rebates, are granted to our customers. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates, or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual

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MANAGEMENT'S DISCUSSION AND ANALYSIS

market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities, and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended December 30, 2018 for additional details on the recoverability of the Company’s cash-generating units.

Valuation of statutory severance obligations and the related costs
The valuation of the statutory severance obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs, which requires an assumed discount rate. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability, which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 32

MANAGEMENT'S DISCUSSION AND ANALYSIS

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2018 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2017 audited annual consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended December 30, 2018, and have not been applied in preparing the audited annual consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company will adopt the new standard in the first quarter of fiscal 2019 using the modified retrospective transition method. The Company expects that the initial adoption of IFRS 16 will result in approximately $80 million of right-of-use assets and approximately $88 million of operating lease liabilities (primarily for the rental of premises) being recognized in the consolidated statement of financial position. Provisions related to lease exit costs are expected to be reduced by approximately $5 million, and deferred lease credits (relating to lease inducements) currently recorded in accounts payable and accrued liabilities are expected to be reduced by approximately $2 million, as a result of the adoption of IFRS 16. Accordingly, the Company expects to record an adjustment to reduce opening retained earnings by approximately $1 million from the initial adoption of IFRS 16. The Company also expects a decrease of its operating lease costs, offset by an increase of its depreciation and amortization and financial expenses resulting from the changes in the recognition, measurement, and presentation requirements. However, no significant impact on net earnings is expected at this time. The Company is completing the assessment of the overall impact on the Company’s disclosures and is addressing any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new guidance starting in the first quarter of fiscal 2019.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company does not expect any significant impacts from the adoption of IFRIC 23 on its consolidated financial statements.

14.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of December 30, 2018 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 30, 2018.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

15.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

15.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 30, 2018, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 30, 2018.

15.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of December 30, 2018.

15.3 Changes in internal control over financial reporting
There have been no changes that occurred during the period beginning on October 1, 2018 and ended on December 30, 2018 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

16.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our financial condition, results of operations, cash flows, or business.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 34

MANAGEMENT'S DISCUSSION AND ANALYSIS

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. Although we are currently selling fashion basics in North America and we have been growing our sales of imprintables in international markets, we may not be successful in further increasing our penetration in these markets, as the required skill set, capabilities, and brand positioning to do so may be different than those the Company possesses or has the ability to develop. Our sales growth opportunities may be limited or negatively impacted by customers, including wholesale distributors and retailers pursuing growth of their own private label offerings that we do not supply and ultimately compete against our own brands. With the rising trend of retailers shifting focus to proprietary private label offerings, our growth prospects may be limited or negatively impacted if we are unsuccessful in securing these types of private label programs. Our financial performance may be negatively impacted if new business that we secure in existing or new channels of distribution has lower economic returns. As consumers increasingly migrate towards on-line shopping, our future sales may be negatively impacted if we fail to continue to grow our sales with, and service, major retailers' e-commerce businesses or fail to adequately develop our own capabilities to service consumers directly. From a manufacturing perspective, there can be no assurance that we will successfully add new capacity or that we will not encounter operational issues that may affect or disrupt our current production or supply chain or delay the ramp-up of new facilities required to support sales growth. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to pursue acquisition opportunities. Furthermore, we may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected benefits and synergies from such integration.
Our ability to compete effectively
The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which have allowed us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. As discussed in section 3.4 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, shopping trends are also evolving, on-line shopping is growing rapidly, and e-commerce is further intensifying competition in the market as it facilitates competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our profitability if we are unable to offset such negative impacts with new business or cost reductions.
Our ability to integrate acquisitions
The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management” in this MD&A.

We rely on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2018, our top three customers accounted for 19.0%, 10.0% and 7.6% (2017 - 16.5%, 7.6% and 11.9%) of total sales respectively, and our top ten customers accounted for 56.5% (2017 - 58.3%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:

•
a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;

•	further industry consolidation leads to greater customer concentration and competition; and

•	a customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have an negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost

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reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition.

We may be negatively impacted by climate, political, social, and economic risks in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, and earthquakes. Any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:

•	fires, pandemics, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, tsunamis, typhoons, and earthquakes;

•	political instability, social and labour unrest, war, or terrorism;

•	disruptions in port activities, shipping and freight forwarding services; and

•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Any occurrence not fully covered by insurance could have a negative effect on our business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

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As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition.

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by domestic tariffs, including the potential imposition of anti-dumping or countervailing duties on our raw materials and finished goods, international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties including anti-dumping and countervailing duties, tariffs, and trade restrictions that could impact our approach to global manufacturing and sourcing, and makes adjustments as needed. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Caribbean Basin Trade Partnership Act (CBTPA), the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the North American Free Trade Agreement (NAFTA) and the Haitian Hemispheric Opportunity through Partnership Encouragement (HOPE), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market. The Company relies on similar arrangements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention. The current U.S. Administration is encouraging companies to manufacture in the U.S. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the U.S. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in international trade agreements and preference programs that the Company currently relies on, the implementation of anti-dumping or countervailing duties on the imports of our raw materials and finished goods into the U.S. from other countries, or lead to further tax reform in the U.S. that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of such outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.

Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new domestic tariffs in any of the countries in which we operate may also negatively impact our global competitive position. For example, United States domestic law provides for the application of anti-dumping or countervailing duties on imports of products from certain countries into the United States should determinations be made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than “fair value” and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. The impact of the imposition of such duties on products we import into the U.S. or other markets cannot be determined with certainty.

Following the United States’ January 2017 withdrawal from the Trans-Pacific Partnership Agreement (TPP), the remaining countries participating in the TPP, namely, Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam negotiated and agreed to a revised trade agreement known as the Comprehensive Progressive Trans-Pacific Partnership (CPTPP). CPTPP has been ratified by Australia, Canada, Japan, Mexico, New Zealand, Singapore, and Vietnam and officially came in force on December 30, 2018. The remaining participating countries (Brunei, Chile, Malaysia, and Peru) will not benefit or be bound by the agreement until they complete their ratification process. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products.

In 2018, the United States, Canada, and Mexico concluded a renegotiated agreement of NAFTA referred to as the United States-Mexico-Canada Agreement (USMCA). The USMCA is expected to replace NAFTA once it has been ratified by each of the member countries. The USMCA brings more closely into alignment the apparel rules of origin with those of CAFTA-

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DR. NAFTA will remain in effect until the USMCA is ratified by each member country. There is a risk that the United States could withdraw from NAFTA if the USMCA is not ratified by U.S. Congress. The termination of NAFTA without the full implementation of USMCA could adversely impact the overall competitiveness of products we ship to the U.S., Canada, and Mexico from our Mexican and Canadian manufacturing supply chains, as applicable.
The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. The European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Any changes to these agreements, could have a negative impact on our operations.

On June 23, 2016, the United Kingdom voted to leave the European Union with a scheduled exit date of March 29, 2019 (Brexit). A proposed agreement between the United Kingdom and the European Union on the terms of the withdrawal and the future relationship between the United Kingdom and the European Union was defeated in the U.K. Parliament and at this time, the prospects of an alternative agreement are unclear, thus increasing the possibility of a “no-deal Brexit,” which, absent any extension or, potential transition period that could ease the impact on trade between the parties, could result in the loss of certain efficiencies in our European distribution network. With respect to trade between the United Kingdom and third countries with which the European Union has trade agreements in effect, if the United Kingdom fails to timely implement identical or similar agreements or programs to the ones in effect with the European Union, it could negatively impact the competitiveness of our supply chain in servicing the United Kingdom market.

The People's Republic of China extends duty-free and quota-free trade benefits under the Asia-Pacific Trade Agreement to qualifying apparel articles from Bangladesh, including certain chief-weight cotton apparel articles. Any changes to this agreement could have a negative impact on our operations.

A segment of our goods from China have been subject to tariffs by the U.S. which are over-and-above the normal applicable duty rates. Furthermore, the tariffs on these goods may further increase or additional goods may become subject to tariffs in the absence of an agreement between the U.S. and China which could have a negative impact on our operations.

Overall, new agreements or arrangements that further liberalize access to our key country markets could negatively impact our competitiveness in those markets. The likelihood that any such agreements, measures, or programs will be adopted, or that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates a U.S. foreign trade zones (FTZ) at its distribution warehouse in North Carolina. FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZ, we cannot predict the outcome of any governmental audit or examination of its FTZ.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export prices could potentially have a negative impact on our business. In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons are unpredictable,

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continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing, and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; or other factors.

On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (U.S. Tax Reform) which reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018. In addition, other changes to U.S. corporate tax laws resulting from the U.S. tax reform include the limitation on deductibility of interest expense paid by U.S. corporations and the introduction of the base erosion anti-abuse tax that applies an additional tax under certain conditions related to certain payments made by U.S. corporations to foreign related parties. Although we do not expect a significant adverse effect to our tax rate resulting from the U.S. tax reform, any further significant changes to the current tax rules which govern the manner in which sales and profits are taxed in the U.S. could materially increase the effective income tax rate of the Company.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at December 30, 2018, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $74 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

Compliance with environmental, health, and safety regulations
We are subject to various federal, state, local, and other environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and solid waste disposal. Our manufacturing plants generate some quantities of hazardous waste, which are recycled, repurposed, or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery, and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions

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will not require substantial additional environmental remediation expenditures or fines/penalties or result in a disruption to our supply chain that could have an adverse effect on our business, results of operation, or financial condition.

During fiscal 2013, Gildan was notified that a Gold Toe subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.

Compliance with product safety regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations enacted pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states within the U.S. in which our products are sold.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act (the “CCPSA”), which apply to manufacturers, importers, distributors, advertisers, and retailers of consumer products. In the European Union, we are also subject to product safety regulations, including those which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.
Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ over 50,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations. The Company is party to collective bargaining agreements at its sewing operations in Nicaragua and Honduras. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the workers at the plant and the matter is now before the Dominican Republic Labor Court. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations.

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We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation and result in a loss of sales.

We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
A number of products are designed, manufactured, sourced, and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third-party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In addition, if any of these licensors choose to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information

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security incidents, cyber security incidents, disasters or other causes, or in connection with upgrade to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

We may be negatively impacted by data security and privacy breaches
Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls, and work on increased awareness and enhanced protections against cyber security threats. However, given the highly evolving nature and sophistication of these security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats and disruptions may not be fully insured or indemnified by other means.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people, and other personnel. We may not be able to attract or retain these employees, which could negatively affect our business.

17.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017

Net earnings	59.6	54.9	350.8	362.3
Adjustments for:
Restructuring and acquisition-related costs	21.7	11.0	34.2	22.9
Income tax expense relating to restructuring and acquisition-related actions(1)	6.6	3.3	6.1	3.3
Income tax expense (recovery) related to the revaluation of deferred income tax assets and liabilities due to statutory income tax rate changes(2)	1.0	(1.6)	2.0	(1.6)
Adjusted net earnings	88.9	67.6	393.1	386.9
Basic EPS	0.29	0.25	1.66	1.62
Diluted EPS	0.29	0.25	1.66	1.61
Adjusted diluted EPS	0.43	0.31	1.86	1.72
(1) These income tax expenses relate to the Company’s internal organizational realignment. Pursuant to the initiation and completion of this organizational realignment plan, the Company reassessed the recoverability of its deferred income tax assets and the valuation of its deferred tax liabilities in the respective jurisdictions affected, resulting in an increase to deferred income tax expense in fiscal 2018 and 2017 of $6.1 million and $3.3 million, respectively.

(2) The income tax expense for the impact of income tax rate changes are primarily related to the impact of U.S. tax reform, reflecting the reduction in the U.S. statutory federal tax rate that took effect in 2018.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017

Operating income	78.2	62.0	403.2	401.0
Adjustment for:
Restructuring and acquisition-related costs	21.7	11.0	34.2	22.9
Adjusted operating income	99.9	73.0	437.4	423.9

Operating margin	10.5%	9.5%	13.9%	14.6%
Adjusted operating margin	13.5%	11.2%	15.0%	15.4%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Twelve months ended
(in $ millions)	December 30, 2018	December 31, 2017	December 30, 2018	December 31, 2017

Net earnings	59.6	54.9	350.8	362.3
Restructuring and acquisition-related costs	21.7	11.0	34.2	22.9
Depreciation and amortization	38.0	41.0	158.1	162.2
Financial expenses, net	8.7	5.9	31.0	24.2
Income tax expense	10.0	1.2	21.4	14.5
Adjusted EBITDA	138.0	114.0	595.5	586.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2018	2017

Cash flows from operating activities	538.5	613.4
Cash flows used in investing activities	(110.9)	(210.0)
Adjustment for:
Business acquisitions	1.3	115.8
Free cash flow	428.9	519.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	December 30, 2018	December 31, 2017
(in $ millions)

Long-term debt and total indebtedness	669.0	630.0
Cash and cash equivalents	(46.7)	(52.8)
Net indebtedness	622.3	577.2
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

	December 30, 2018	December 31, 2017
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	595.5	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	595.5	586.4
Net indebtedness	622.3	577.2
Net debt leverage ratio	1.0	1.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Return on net assets
Return on net assets (RONA) is defined as the ratio of adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries, to average net assets for the last five quarters. Net assets is defined as the sum of total assets, excluding cash and cash equivalents, deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital.

	December 30, 2018	December 31, 2017
(in $ millions)

Average total assets	3,084.0	3,060.8
Average cash and cash equivalents	(48.9)	(48.6)
Average deferred income taxes	—	(0.5)
Average accumulated amortization of intangible assets, excluding software	138.6	117.1
Average total current liabilities	(299.5)	(254.7)
Average net assets	2,874.2	2,874.1

(in $ millions, or otherwise indicated)	2018	2017

Adjusted net earnings	393.1	386.9
Financial expenses, net (nil income taxes in both years)	31.0	24.2
Amortization of intangible assets, excluding software (net of income tax recovery of nil in 2018 and $5.0 million in 2017)	22.9	15.8
Return	447.0	426.9
RONA	15.6%	14.9%

GILDAN 2018 REPORT TO SHAREHOLDERS P. 46

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended December 30, 2018. Management is also responsible for the preparation and presentation of other financial information included in the 2018 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of December 30, 2018. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Rhodri J. Harries)
Glenn J. Chamandy	Rhodri J. Harries
President and Chief Executive Officer	Executive Vice-President, Chief Financial and Administrative Officer

February 20, 2019

GILDAN 2018 REPORT TO SHAREHOLDERS P. 47

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gildan Activewear Inc.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. ("the Company") as of December 30, 2018 and December 31, 2017, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2018 and December 31, 2017, and its financial performance and its cash flows for the years ended December 30, 2018 and December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of December 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Entity's auditor since fiscal 1996.

Montreal, Canada

February 20, 2019

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 48

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Gildan Activewear Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Gildan Activewear Inc.’s ("the Company") internal control over financial reporting as of December 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Company as of December 30, 2018 and December 31, 2017, the consolidated statements of income and comprehensive income, changes in equity, and cash flows for the years ended December 30, 2018 and December 31, 2017 and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended December 30, 2018. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 49

CONSOLIDATED FINANCIAL STATEMENTS

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montreal, Canada
February 20, 2019

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 50

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 30, 2018	December 31, 2017

Current assets:
Cash and cash equivalents (note 6)	$46,657	$52,795
Trade accounts receivable (note 7)	317,159	243,365
Income taxes receivable	1,689	3,891
Inventories (note 8)	940,029	945,738
Prepaid expenses, deposits and other current assets	77,377	62,092
Total current assets	1,382,911	1,307,881
Non-current assets:
Property, plant and equipment (note 9)	990,475	1,035,818
Intangible assets (note 10)	393,573	401,605
Goodwill (note 10)	227,362	226,571
Other non-current assets	10,275	8,830
Total non-current assets	1,621,685	1,672,824
Total assets	$3,004,596	$2,980,705
Current liabilities:
Accounts payable and accrued liabilities	$346,985	$258,476
Total current liabilities	346,985	258,476
Non-current liabilities:
Long-term debt (note 11)	669,000	630,000
Deferred income taxes (note 18)	12,623	3,713
Other non-current liabilities (note 12)	39,916	37,141
Total non-current liabilities	721,539	670,854
Total liabilities	1,068,524	929,330
Commitments, guarantees and contingent liabilities (note 23)
Equity (note 13):
Share capital	159,858	159,170
Contributed surplus	32,490	25,208
Retained earnings	1,740,342	1,853,457
Accumulated other comprehensive income	3,382	13,540
Total equity attributable to shareholders of the Company	1,936,072	2,051,375
Total liabilities and equity	$3,004,596	$2,980,705

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: Russell Goodman)
Glenn J. Chamandy	Russell Goodman
Director	Director

GILDAN 2018 REPORT TO SHAREHOLDERS P. 51

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended December 30, 2018 and December 31, 2017
(in thousands of U.S. dollars, except per share data)

	2018	2017

Net sales (note 25)	$2,908,565	$2,750,816
Cost of sales	2,102,612	1,949,597
Gross profit	805,953	801,219
Selling, general and administrative expenses (note 16(a))	368,546	377,323
Restructuring and acquisition-related costs (note 17)	34,228	22,894
Operating income	403,179	401,002
Financial expenses, net (note 14(c))	31,045	24,186
Earnings before income taxes	372,134	376,816
Income tax expense (note 18)	21,360	14,482
Net earnings	350,774	362,334
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges (note 14(d))	(10,158)	(27,071)
Actuarial loss on employee benefit obligations (note 12(a))	(1,694)	(64)
	(11,852)	(27,135)
Comprehensive income	$338,922	$335,199
Earnings per share (note 19):
Basic	$1.66	$1.62
Diluted	$1.66	$1.61

See accompanying notes to consolidated financial statements.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 52

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended December 30, 2018 and December 31, 2017
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 1, 2017	230,218	$152,313	$23,198	$40,611	$1,903,525	$2,119,647
Share-based compensation	—	—	15,706	—	—	15,706
Shares issued under employee share purchase plan	58	1,671	—	—	—	1,671
Shares issued pursuant to exercise of stock options	269	5,304	(1,914)	—	—	3,390
Shares issued or distributed pursuant to vesting of restricted share units	364	7,709	(12,229)	—	—	(4,520)
Shares repurchased for cancellation (note 13(d))	(11,512)	(7,692)	—	—	(320,924)	(328,616)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(198)	(135)	—	—	(6,145)	(6,280)
Dividends declared	—	—	447	—	(85,269)	(84,822)
Transactions with shareholders of the Company recognized directly in equity	(11,019)	6,857	2,010	—	(412,338)	(403,471)
Cash flow hedges (note 14(d))	—	—	—	(27,071)	—	(27,071)
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(64)	(64)
Net earnings	—	—	—	—	362,334	362,334
Comprehensive income	—	—	—	(27,071)	362,270	335,199
Balance, December 31, 2017	219,199	$159,170	$25,208	$13,540	$1,853,457	$2,051,375
Adjustments relating to adoption of new accounting standards (note 2(d))	—	—	—	—	(1,515)	(1,515)
Adjusted balance, January 1, 2018	219,199	159,170	25,208	13,540	1,851,942	2,049,860
Share-based compensation	—	—	19,351	—	—	19,351
Shares issued under employee share purchase plan	57	1,722	—	—	—	1,722
Shares issued pursuant to exercise of stock options	110	2,412	(729)	—	—	1,683
Shares issued or distributed pursuant to vesting of restricted share units	226	5,952	(12,094)	—	—	(6,142)
Shares repurchased for cancellation (note 13(d))	(12,635)	(9,231)	—	—	(358,298)	(367,529)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(225)	(167)	—	—	(7,062)	(7,229)
Dividends declared	—	—	754	—	(95,320)	(94,566)
Transactions with shareholders of the Company recognized directly in equity	(12,467)	688	7,282	—	(460,680)	(452,710)
Cash flow hedges (note 14(d))	—	—	—	(10,158)	—	(10,158)
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(1,694)	(1,694)
Net earnings	—	—	—	—	350,774	350,774
Comprehensive income	—	—	—	(10,158)	349,080	338,922
Balance, December 30, 2018	206,732	$159,858	$32,490	$3,382	$1,740,342	$1,936,072

See accompanying notes to consolidated financial statements.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 53

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 30, 2018 and December 31, 2017
(in thousands of U.S. dollars)

	2018	2017

Cash flows from (used in) operating activities:
Net earnings	$350,774	$362,334
Adjustments to reconcile net earnings to cash flows from operating activities (note 21(a))	202,255	175,199
	553,029	537,533
Changes in non-cash working capital balances:
Trade accounts receivable	(79,707)	38,924
Income taxes	2,115	(5,424)
Inventories	2,182	27,102
Prepaid expenses, deposits and other current assets	(13,807)	(5,227)
Accounts payable and accrued liabilities	74,732	20,452
Cash flows from operating activities	538,544	613,360

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(107,654)	(91,951)
Purchase of intangible assets	(17,566)	(2,845)
Business acquisitions (note 5)	(1,303)	(115,776)
Proceeds on disposal of property, plant and equipment	15,649	542
Cash flows used in investing activities	(110,874)	(210,030)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term bank credit facility	39,000	30,000
Dividends paid	(94,566)	(84,822)
Proceeds from the issuance of shares	3,243	4,900
Repurchase and cancellation of shares (note 13(d))	(367,529)	(328,616)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(7,229)	(6,280)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(6,142)	(4,520)
Cash flows used in financing activities	(433,223)	(389,338)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(585)	606
Net increase (decrease) in cash and cash equivalents during the fiscal year	(6,138)	14,598
Cash and cash equivalents, beginning of fiscal year	52,795	38,197
Cash and cash equivalents, end of fiscal year	$46,657	$52,795

Cash paid (included in cash flows from operating activities):
Interest	$25,530	$16,658
Income taxes, net of refunds	9,688	15,209

Supplemental disclosure of cash flow information (note 21)

See accompanying notes to consolidated financial statements.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 30, 2018 and December 31, 2017
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended December 30, 2018 and December 31, 2017 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended December 30, 2018 were authorized for issuance by the Board of Directors of the Company on February 20, 2019.

(b) Basis of measurement:
These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:

•	Derivative financial instruments which are measured at fair value;

•	Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;

•
Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity-classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment;

•	Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and

•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

(c) Operating segments:
For the year ended December 31, 2017, the Company managed and reported its business under two operating segments, Printwear and Branded Apparel, each of which was a reportable segment for financial reporting purposes with its own management that was accountable and responsible for the segment’s operations, results, and financial performance. These segments were principally organized by the major customer markets they served.

Effective January 1, 2018, the Company consolidated its organizational structure and implemented executive leadership changes as part of an internal reorganization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure centralizing senior management, as well as marketing, merchandising, sales, distribution, and administrative functions to better position the Company to capitalize on growth opportunities within the evolving industry landscape. As a result, the Company has transitioned to a single reporting segment.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 55

CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(d) Initial application of new or amended accounting standards:
On January 1, 2018, the Company adopted the following new accounting standards:

Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers, establishes principles for reporting and disclosing the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Services).

The Company adopted the new standard on January 1, 2018 using the modified retrospective transition method, with the effect of initially applying this standard being recognized at January 1, 2018. Results for the reporting periods beginning after January 1, 2018 are presented in accordance with IFRS 15, while the information presented for 2017 has not been restated and continues to be presented, as previously reported, in accordance with our historic accounting under IAS 18 and related interpretations.

As of January 1, 2018, the Company recorded a net reduction to opening retained earnings of $0.7 million, net of tax, representing the gross margin on net sales of $2.1 million for which revenue recognition is delayed under the new standard. The impact of applying IFRS 15 resulted in a reduction of net sales of $0.5 million and a reduction in gross profit, operating income, and net earnings of $0.2 million for the fiscal year ended December 30, 2018. There were no material impacts on the Company’s audited consolidated statements of financial position and cash flows as at and for the fiscal year ended December 30, 2018.

Financial Instruments
IFRS 9 (2014), Financial Instruments, includes updated guidance on the classification, recognition, and measurement of financial assets and liabilities. IFRS 9 (2014) differs in some regards from IFRS 9 (2013), which the Company early adopted effective March 31, 2014. The final standard amends the impairment model by introducing a new expected credit loss (ECL) model for calculating impairment on financial assets.

IFRS 9 (2014) requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at fair value through profit and loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate. For trade and other receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company adopted the new standard on January 1, 2018 and recorded a net reduction to opening retained earnings of $0.8 million, net of tax, reflecting additional allowance for expected credit losses from the new expected credit loss model. The classification for the Company’s financial assets and financial liabilities remain unchanged.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)     Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

(ii)    Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Branded Apparel SRL	Barbados	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended December 30, 2018.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Bad debts are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are recorded net of accrued sales discounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price of finished goods in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:
Non-current assets which are classified as assets held for sale are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life and any applicable borrowing costs and is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	2 to 10 years
Other equipment	3 to 10 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use.

All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	3 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial, and other resources to complete the development and to use the software product are available; and

•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or "CGUs").

GILDAN 2018 REPORT TO SHAREHOLDERS P. 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Impairment of non-financial assets (continued):
In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value

GILDAN 2018 REPORT TO SHAREHOLDERS P. 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):

Fair value through other comprehensive income (FVOCI)
A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss. The Company currently has no financial assets measured at FVOCI.

Financial liabilities
Financial liabilities are classified into the following categories.

Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes impairment and measures expected credit losses as lifetime expected credit losses for trade accounts receivable and other accounts receivable. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statement of income and reflected in an allowance account against trade and other receivables.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives within a financial liability are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(n)	Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

(o)	Employee benefits:
Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
Provisions for onerous contracts are recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(r)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:
The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A refund liability is recognized for expected returns in relation to sales made before the end of the reporting period.

Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one-time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration.

(t)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired

GILDAN 2018 REPORT TO SHAREHOLDERS P. 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(v) Restructuring and acquisition-related costs (continued):
business to Gildan’s existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(w)	Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(x)	Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(y)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(z) Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(aa) Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(bb) Share based payments:
Stock options, Treasury, and non-Treasury restricted share units
Stock options, Treasury restricted share units, and non-Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

(bb) Share based payments (continued):

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(cc) Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc) Leases (continued):
Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(dd) Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units ("CGUs")
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty:
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for expected credit losses
The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd) Use of estimates and judgments (continued):

Sales promotional programs
In the normal course of business, certain incentives, including discounts and rebates, are granted to our customers. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates, or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities, and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended December 30, 2018 for additional details on the recoverability of the Company’s cash-generating units.

Valuation of statutory severance obligations and the related costs
The valuation of the statutory severance obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs, which requires an assumed discount rate. Revisions to any of the assumptions and estimates used by management

GILDAN 2018 REPORT TO SHAREHOLDERS P. 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd) Use of estimates and judgments (continued):
may result in changes to the expected expenditures to settle the liability, which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company will adopt the new standard in the first quarter of fiscal 2019 using the modified retrospective transition method. The Company expects that the initial adoption of IFRS 16 will result in approximately $80 million of right-of-use assets and approximately $88 million of operating lease liabilities (primarily for the rental of premises) being recognized in the consolidated statement of financial position. Provisions related to lease exit costs are expected to be reduced by approximately $5 million, and deferred lease credits (relating to lease inducements) currently recorded in accounts payable and accrued liabilities are expected to be reduced by approximately $2 million, as a result of the adoption of IFRS 16. Accordingly, the Company expects to record an adjustment to reduce opening retained earnings by approximately $1 million from the initial adoption of IFRS 16. The Company also expects a decrease of its operating lease costs, offset by an increase of its depreciation and amortization and financial expenses resulting from the changes in the recognition, measurement, and presentation requirements. However, no significant impact on net earnings is expected at this time. The Company is completing the assessment of the overall impact on the Company’s disclosures and is addressing any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new guidance starting in the first quarter of fiscal 2019.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company does not expect any significant impacts from the adoption of IFRIC 23 on its consolidated financial statements.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

Fiscal 2018 Acquisitions:

There were no significant business acquisitions during fiscal 2018.

Fiscal 2017 Acquisitions:

American Apparel
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, ("American Apparel"), which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of $88.0 million. The Company also acquired inventory from American Apparel for approximately $10.5 million. The total consideration transferred for this acquisition was therefore $98.5 million (of which $91.9 million was paid in fiscal 2017 and $6.6 million was paid in the fourth quarter of fiscal 2016). The acquisition was financed by the utilization of the Company's long-term bank credit facilities. The American Apparel® brand is a highly recognized brand among consumers and within the North American imprintables channel and is a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive imprintable distribution networks in North America and internationally to drive further share in the fashion basics category of these markets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. Goodwill is primarily attributable to expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets.

Other
On July 17, 2017, the Company acquired substantially all of the assets of a ring-spun yarn manufacturer with two facilities located in Columbus, Georgia for cash consideration of $13.5 million, including a balance due of $1.3 million to be paid within eighteen months of closing. The transaction also resulted in the effective settlement of $1.2 million of trade accounts payable owed by Gildan to the manufacturer prior to the acquisition. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. Goodwill is attributable primarily to the assembled workforce and was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets.

On April 4, 2017, the Company acquired a 100% interest in an Australian based activewear distributor for cash consideration of $5.7 million. The transaction also resulted in the effective settlement of $2.9 million of trade accounts receivable due to Gildan prior to the acquisition.

The Company accounted for its acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired based on management's best estimate of their fair values and taking into account all relevant information available at that time.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for the fiscal 2017 acquisitions:

GILDAN 2018 REPORT TO SHAREHOLDERS P. 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

	American Apparel	Other	Total
Assets acquired:
Trade accounts receivable	$—	$1,893	$1,893
Income taxes receivable	—	235	235
Inventories	11,052	7,235	18,287
Prepaid expenses, deposits and other current assets	—	4,100	4,100
Property, plant and equipment	1,527	3,011	4,538
Intangible assets (1)	67,400	2,958	70,358
	79,979	19,432	99,411
Liabilities assumed:
Accounts payable and accrued liabilities	—	(3,822)	(3,822)

Goodwill	18,562	5,525	24,087
Net assets acquired at fair value	$98,541	$21,135	$119,676
Cash consideration paid at closing, net of cash acquired	98,541	18,069	116,610
Settlement of pre-existing relationships	—	1,766	1,766
Balance due	—	1,300	1,300
	$98,541	$21,135	$119,676
(1) The intangible assets acquired relating to American Apparel are comprised of trademarks in the amount of $51.4 million which are not being amortized as they are considered to be indefinite life intangible assets, and customer relationships in the amount of $16.0 million which are being amortized on a straight line basis over their estimated useful lives of ten years. The intangible assets acquired relating to other acquisitions is comprised of customer relationships in the amount $3.0 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years.

6. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at December 30, 2018 and December 31, 2017.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. TRADE ACCOUNTS RECEIVABLE:

	December 30, 2018	December 31, 2017

Trade accounts receivable	$324,706	$248,419
Allowance for expected credit losses	(7,547)	(5,054)
	$317,159	$243,365

As at December 30, 2018, trade accounts receivables being serviced under a receivables purchase agreement amounted to $117.0 million (December 31, 2017 - $92.8 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 24, 2019, subject to annual extensions. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $2.6 million for fiscal 2018 (2017 - $1.7 million), and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	December 30, 2018	December 31, 2017

Balance, beginning of fiscal year	$(5,054)	$(5,589)
Adjustment relating to adoption of new accounting standard (note 2(d))	(791)	—
Adjusted balance, beginning of fiscal year	(5,845)	(5,589)
Bad debt expense	(3,634)	(3,689)
Write-off of trade accounts receivable	1,932	4,224
Balance, end of fiscal year	$(7,547)	$(5,054)

8. INVENTORIES:

	December 30, 2018	December 31, 2017

Raw materials and spare parts inventories	$151,600	$128,414
Work in progress	67,903	60,743
Finished goods	720,526	756,581
	$940,029	$945,738

The amount of inventories recognized as an expense and included in cost of sales was $2,029.5 million for fiscal 2018 (2017 - $1,884.8 million), which included an expense of $11.2 million (2017 - $18.0 million) related to the write-down of inventory to net realizable value.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2018

Cost
Balance, December 31, 2017	$70,003	$512,398	$1,039,974	$175,640	$77,389	$1,875,404
Additions	1,051	9,650	49,560	3,065	47,406	110,732
Transfers	—	33,932	31,735	1,498	(67,165)	—
Disposals	(97)	(5,095)	(35,924)	(21,002)	—	(62,118)
Balance, December 30, 2018	$70,957	$550,885	$1,085,345	$159,201	$57,630	$1,924,018

Accumulated depreciation
Balance, December 31, 2017	$—	$157,040	$571,847	$110,699	$—	$839,586
Depreciation	—	24,781	91,081	9,935	—	125,797
Disposals	—	—	(22,510)	(9,330)	—	(31,840)
Balance, December 30, 2018	$—	$181,821	$640,418	$111,304	$—	$933,543
Carrying amount, December 30, 2018	$70,957	$369,064	$444,927	$47,897	$57,630	$990,475

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2017

Cost
Balance, January 1, 2017	$69,373	$504,186	$997,993	$167,651	$50,607	$1,789,810
Additions	630	7,515	17,565	10,852	55,640	92,202
Additions through business acquisitions	—	29	4,153	356	—	4,538
Transfers	—	2,601	25,062	1,195	(28,858)	—
Disposals	—	(1,933)	(4,799)	(4,414)	—	(11,146)
Balance, December 31, 2017	$70,003	$512,398	$1,039,974	$175,640	$77,389	$1,875,404

Accumulated depreciation
Balance, January 1, 2017	$—	$132,976	$483,742	$96,209	$—	$712,927
Depreciation	—	24,719	92,904	18,610	—	136,233
Disposals	—	(655)	(4,799)	(4,120)	—	(9,574)
Balance, December 31, 2017	$—	$157,040	$571,847	$110,699	$—	$839,586
Carrying amount, December 31, 2017	$70,003	$355,358	$468,127	$64,941	$77,389	$1,035,818

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at December 30, 2018, there were contractual purchase obligations outstanding of approximately $24.8 million for the acquisition of property, plant and equipment compared to $46.2 million as of December 31, 2017.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2018	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, December 31, 2017	$224,489	$226,172	$59,498	$49,771	$1,880	$561,810
Additions	—	—	10,102	9,363	—	19,465
Disposals	—	—	—	(879)	(90)	(969)
Balance, December 30, 2018	$224,489	$226,172	$69,600	$58,255	$1,790	$580,306

Accumulated amortization
Balance, December 31, 2017	$75,472	$1,108	$49,034	$32,711	$1,880	$160,205
Amortization	13,592	700	8,572	4,475	—	27,339
Disposals	—	—	—	(721)	(90)	(811)
Balance, December 30, 2018	$89,064	$1,808	$57,606	$36,465	$1,790	$186,733
Carrying amount, December 30, 2018	$135,425	$224,364	$11,994	$21,790	$—	$393,573

2017	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 1, 2017	$205,531	$174,772	$59,498	$48,776	$1,880	$490,457
Additions	—	—	—	2,852	—	2,852
Additions through business acquisitions	18,958	51,400	—	—	—	70,358
Disposals	—	—	—	(1,857)	—	(1,857)
Balance, December 31, 2017	$224,489	$226,172	$59,498	$49,771	$1,880	$561,810

Accumulated amortization
Balance, January 1, 2017	$62,185	$125	$42,586	$29,528	$1,812	$136,236
Amortization	13,287	983	6,448	4,808	68	25,594
Disposals	—	—	—	(1,625)	—	(1,625)
Balance, December 31, 2017	$75,472	$1,108	$49,034	$32,711	$1,880	$160,205
Carrying amount, December 31, 2017	$149,017	$225,064	$10,464	$17,060	$—	$401,605

The carrying amount of internally-generated assets within computer software was $16.2 million as at December 30, 2018 and $11.7 million as at December 31, 2017. Included in computer software as at December 30, 2018 is $5.9 million (December 31, 2017 - $5.1 million) of assets not yet utilized in operations.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill:

	December 30, 2018	December 31, 2017

Balance, beginning of fiscal year	$226,571	$202,108
Goodwill acquired	692	24,087
Other	99	376
Balance, end of fiscal year	$227,362	$226,571

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to the Company's CGUs as follows:

December 30, 2018

Textile & Sewing:
Goodwill	$206,134
Indefinite life intangible assets	93,400
$299,534

Hosiery:
Goodwill	$21,228
Indefinite life intangible assets	129,272
$150,500

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal. The Company performed the annual impairment review for goodwill and indefinite life intangible assets during fiscal 2018, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount
The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGU’s based on the fair value less costs of disposal method. The fair values of the Textile & Sewing and Hosiery CGU’s were based on a multiple applied to forecasted adjusted EBITDA for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, input costs, and SG&A expenses in determining future forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Hosiery CGU
The key assumptions used in the estimation of the recoverable amount for the Hosiery CGU are the risk adjusted forecasted adjusted EBITDA for the next year and the adjusted EBITDA multiple of 11. The most significant assumptions that form part of the risk adjusted forecasted adjusted EBITDA for the Hosiery CGU relate to continuing sales trends, expected gross margins and the reduction in SG&A expenses arising from the internal organizational realignment initiated in December 2017. Management has identified that a reasonably possible change in forecasted adjusted EBITDA or adjusted EBITDA multiple could cause the carrying amount of the Hosiery CGU to exceed its recoverable amount. A decrease in the risk adjusted forecasted adjusted EBITDA of 10% in the Hosiery CGU, combined with a decrease in the adjusted EBITDA multiple by a factor of 2 would result in the estimated recoverable amount being equal to the carrying amount. A further decrease in the risk adjusted forecasted adjusted EBITDA or the adjusted EBITDA multiple may result in the Company recording an impairment charge relating to the Hosiery CGU.

11. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		December 30, 2018	December 31, 2017

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	3.4%	$69,000	$30,000	April 2023
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, payable monthly(3)	2.8%	300,000	300,000	April 2023
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (4)	2.9%	50,000	50,000	August 2026
		$669,000	$630,000

(1)	Represents the annualized effective interest rate for the year ended December 30, 2018, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $13.4 million (December 31, 2017 - $14.6 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2018, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2022 to April 2023, amended its unsecured term loan of $300 million to extend the maturity date from June 2021 to April 2023, and cancelled its unsecured revolving long-term bank credit facility of $300 million.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 30, 2018.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT LIABILITIES:

	December 30, 2018	December 31, 2017

Employee benefit obligation - Statutory severance and pre-notice	$22,075	$16,096
Employee benefit obligation - Defined contribution plan	3,498	3,216
Provisions	14,343	17,829
	$39,916	$37,141

(a) Statutory severance and pre-notice obligations:

	December 30, 2018	December 31, 2017

Obligation, beginning of fiscal year	$16,096	$14,579
Service cost	13,500	12,424
Interest cost	6,478	6,171
Actuarial loss(1)	1,694	64
Foreign exchange gain	(537)	(389)
Benefits paid	(15,156)	(16,753)
Obligation, end of fiscal year	$22,075	$16,096
(1) The actuarial loss is due to changes in the actuarial assumptions used to determine the statutory severance obligations.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate of between 10.0% and 10.5% (2017 - between 9.2% and 9.7%) and rates of compensation increases between 6.5% and 10.0% (2017 - between 8% and 10.0%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $4.1 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $5.0 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $5.0 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $4.3 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at December 30, 2018 was $23.8 million (December 31, 2017 - $22.1 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b) Defined contribution plan:

During fiscal 2018, defined contribution expenses were $6.2 million (2017 - $6.3 million).

GILDAN 2018 REPORT TO SHAREHOLDERS P. 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT LIABILITIES (continued):

(c) Provisions:

	Decommissioning
	and site	Lease exit
	restoration costs	costs	Total

Balance, December 31, 2017	$16,572	$1,257	$17,829
Provisions made during the fiscal year	—	3,509	3,509
Changes in estimates made during the fiscal year	(2,147)	—	(2,147)
Provisions utilized during the fiscal year	—	(147)	(147)
Accretion of interest	299	—	299
Other(1) (note 17)	(5,000)	—	(5,000)
Balance, December 30, 2018	$9,724	$4,619	$14,343
(1) Related to the reversal of an environmental liability for a U.S. distribution facility previously acquired through a business acquisition and sold in fiscal 2018.

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. The lease exit costs relate to a U.S. distribution center and an administrative office acquired in connection with a prior year business acquisition.

13. EQUITY:

(a)	Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income (“AOCI”):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the fiscal year.

(c)	Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at December 30, 2018 and December 31, 2017, none of the first and second preferred shares were issued.

Issued:
As at December 30, 2018, there were 206,732,436 common shares (December 31, 2017 - 219,198,989) issued and outstanding, which are net of 3,797 common shares (December 31, 2017 - 4,308) that have been purchased and are held in trust as described in note 13(e).

(d)	Normal course issuer bid:
On February 23, 2017, the Company announced the renewal of a normal course issuer bid (previous NCIB) beginning February 27, 2017 and ending on February 26, 2018, to purchase for cancellation up to 11,512,267 common shares (representing approximately 5% of the Company’s issued and outstanding common shares of the Company). On November 1, 2017, the Company obtained approval from the Toronto Stock Exchange (TSX) to amend its previous NCIB program in order to increase the maximum number of common shares that may be repurchased from 11,512,267 common shares, to 16,117,175 common shares, representing approximately 7% of the Company’s issued and outstanding common shares. No other terms of the previous NCIB were amended.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 79

CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(d)	Normal course issuer bid (continued):
During the fiscal year ended December 31, 2017, the Company repurchased for cancellation a total of 11,512,267 common shares under a previous NCIB for a total cost of $328.6 million, of which a total of 877,000 common shares were repurchased by way of private agreements with arm’s length third-party sellers. Of the total cost of $328.6 million, $7.7 million was charged to share capital and $320.9 million was charged to retained earnings.

On February 21, 2018, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2018 and ending on February 26, 2019 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. On August 1, 2018, the Company obtained approval from the TSX to amend its current NCIB program in order to increase the maximum number of common shares that may be repurchased from 10,960,391 common shares, or approximately 5% of the Company’s issued and outstanding common shares as at February 15, 2018 (the reference date for the NCIB), to 21,575,761 common shares, representing approximately 10% of the public float as at February 15, 2018. No other terms of the NCIB were amended.

During the year ended December 30, 2018, the Company repurchased for cancellation a total of 12,634,693 common shares under its NCIB program for a total cost of $367.5 million, of which a total of 175,732 common shares were repurchased under the previous NCIB. Of the total cost of $367.5 million, $9.2 million was charged to share capital and $358.3 million was charged to retained earnings.

Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. As of February 14, 2019, Gildan had 206,740,357 common shares issued and outstanding.  Gildan is authorized to make purchases under the NCIB until February 26, 2020 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange, or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 136,754 Common Shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

(e)	Common shares purchased as settlement for non-Treasury RSUs:
The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at December 30, 2018, a total of 3,797 common shares purchased as settlement for non-Treasury RSUs were considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital (December 31, 2017 - 4,308 common shares).

(f)	Contributed surplus:
The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at December 30, 2018 and December 31, 2017. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	December 30, 2018	December 31, 2017

Financial assets
Amortized cost:
Cash and cash equivalents	$46,657	$52,795
Trade accounts receivable	317,159	243,365
Financial assets included in prepaid expenses, deposits and other current assets	39,789	28,711
Long-term non-trade receivables included in other non-current assets	2,771	2,781
Derivative financial assets included in prepaid expenses, deposits and other current assets	17,792	16,920

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities (1)	$332,543	$255,832
Long-term debt - bearing interest at variable rates	469,000	430,000
Long-term debt - bearing interest at fixed rates (2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	14,442	2,644
(1) Accounts payable and accrued liabilities include balances payable of $33.0 million (December 31, 2017 - nil) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement.
(2) The fair value of the long-term debt bearing interest at fixed rates was $189.5 million as at December 30, 2018 (December 31, 2017 - $197.6 million).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments - carrying amounts and fair values (continued):

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at December 30, 2018, the notional amount of TRS outstanding was 259,897 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

(b) Derivative financial instruments - hedge accounting:
During fiscal 2018, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.
The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at December 30, 2018 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar.
Most commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at December 30, 2018 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.
The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at December 30, 2018 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long term debt.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at December 30, 2018:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months
Cash flow hedges:
Forward foreign exchange contracts:
Sell GBP/Buy USD	28,510	1.3224	$37,703	$1,366	$—	$1,366
Sell EUR/Buy USD	31,578	1.1892	37,551	1,004	(19)	985
Sell CAD/Buy USD	33,114	0.7784	25,776	1,369	—	1,369
Buy CAD/Sell USD	62,921	0.7583	47,712	—	(1,180)	(1,180)
Sell AUD/Buy USD	7,941	0.7304	5,800	198	—	198
Buy MXN/Sell USD	79,275	0.0475	3,766	162	—	162
			$158,308	$4,099	$(1,199)	$2,900

The following table summarizes the Company's commodity contracts outstanding as at December 30, 2018:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount (1)	current assets	accrued liabilities	months
Cash flow hedges:

Forward contracts	Cotton	76.0 million pounds	$336	$(3,173)	$(2,837)
Swap contracts	Synthetic fibres	147.7 million pounds	—	(5,516)	(5,516)
Swap & option contracts	Energy	290,000 barrels	145	(2,469)	(2,324)
			$481	$(11,158)	$(10,677)
(1) Notional amounts are not in thousands.

The total notional amount of commodity contracts outstanding as at December 30, 2018 for which hedge accounting is not applied is 81.2 million pounds. The carrying and fair value of these contracts are recorded as prepaid expenses, deposits and other current assets ($0.3 million) and accounts payable and accrued liabilities ($1.0 million).

GILDAN 2018 REPORT TO SHAREHOLDERS P. 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding as at December 30, 2018:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Cash flow hedges:
$150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96%	US LIBOR	$5,500	$—
75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85%	US LIBOR	—	(521)
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	3,070	—
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	4,382	—
					$12,952	$(521)

As the Company amended its unsecured term loan of $300 million to extend its maturity date from June 2021 to April 2023 in March 2018, it entered into new floating-to-fixed interest rate swap contracts which expire in April 30, 2023 relating to a $75 million portion of the notional borrowing, as an extension to the $150 million contract which matures on June 17, 2021.

The following table summarizes the Company’s hedged items as at December 30, 2018:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)
Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$2,752	$(2,752)
Forecast expenses	—	—	(897)	897

Commodity risk:
Forecast purchases	—	—	(10,677)	10,677

Interest rate risk:
Forecast interest payments	—	—	12,204	(12,204)
	$—	$—	$3,382	$(3,382)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(c)	Financial expenses, net:

	2018	2017

Interest expense on financial liabilities recorded at amortized cost (1)	$24,757	$17,126
Bank and other financial charges	7,472	8,025
Interest accretion on discounted provisions	299	311
Foreign exchange gain	(1,483)	(1,276)
	$31,045	$24,186
(1) Net of capitalized borrowing costs of $0.7 million (2017 - $1.2 million).

(d)	Hedging components of other comprehensive income (“OCI”):

	2018	2017

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$6,740	$(6,076)
Commodity price risk	698	11,087
Interest rate risk	102	425

Income taxes	(67)	60

Amounts reclassified from OCI to inventory, related to commodity price risk	(13,303)	(33,294)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(1,864)	1,626
Cost of sales	(307)	(1,042)
Selling, general and administrative expenses	51	(2,087)
Financial expenses, net	(2,224)	2,234
Income taxes	16	(4)
Cash flow hedging loss	$(10,158)	$(27,071)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended December 30, 2018 and December 31, 2017.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended December 30, 2018 and December 31, 2017.

Approximately $1.4 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at December 30, 2018, a total of 910,159 shares (December 31, 2017 - 852,255) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2017 - $0.2 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:
The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at December 30, 2018, 1,524,965 common shares remained authorized for future issuance under this plan.
The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date, with limited exceptions.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding stock options were as follows:

Stock options issued in Canadian dollars and to be exercised on the TSX:
	Number	Weighted exercise price (CA$)

Stock options outstanding, January 1, 2017	2,532	$31.18
Changes in outstanding stock options:
Exercised	(269)	16.43
Stock options outstanding, December 31, 2017	2,263	32.94
Changes in outstanding stock options:
Exercised	(110)	19.98
Forfeited	(160)	33.58
Stock options outstanding, December 30, 2018	1,993	$33.60

Stock options issued in U.S. dollars and to be exercised on the NYSE:
	Number	Weighted exercise price (US$)

Stock options outstanding, January 1, 2017	—	$—
Changes in outstanding stock options:
Granted	759	29.01
Stock options outstanding, December 31, 2017	759	29.01
Changes in outstanding stock options:
Forfeited	(90)	29.01
Stock options outstanding, December 30, 2018	669	$29.01

As at December 30, 2018, 915,628 outstanding options, all of which were issued in Canadian dollars and to be exercised on the TSX, were exercisable at the weighted average exercise price of CA$30.22 (December 31, 2017 - 599,562 options at CA$26.68). For stock options exercised during fiscal 2018, the weighted average share price at the date of exercise was CA$39.79 (2017 - CA$39.23). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during fiscal 2017 was $5.15. There were no options granted during fiscal 2018. The following table summarizes the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2017:

2017

Exercise price	US$29.01
Risk-free interest rate	1.90%
Expected volatility	20.78%
Expected life	4.63 years
Expected dividend yield	1.29%

Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used for stock options issued in Canadian dollars and to be exercised on the TSX is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options. The risk-free rate used for stock options issued in U.S. dollars and to be exercised on the NYSE is equal to the yield available on U.S Department of Treasury bonds at the date of grant with a term equal to the expected life of the options.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The following table summarizes information about stock options issued and outstanding and exercisable at December 30, 2018:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number

CA$15.59	71	1	71
CA$24.22	239	2	239
CA$30.46	254	3	191
CA$33.01	635	5	159
CA$38.01	511	4	256
CA$42.27	283	7	—
	1,993		916
US$29.01	669	6	—
	2,662		916

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts.

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, January 1, 2017	249	$20.70
Changes in outstanding Treasury RSUs:
Granted for dividends declared	2	29.04
Settled through the issuance of common shares	(149)	14.12
Treasury RSUs outstanding, December 31, 2017	102	30.46
Changes in outstanding Treasury RSUs:
Granted	20	30.10
Granted for dividends declared	2	29.94
Forfeited	(18)	27.93
Treasury RSUs outstanding, December 30, 2018	106	$30.82

As at December 30, 2018 and December 31, 2017, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in operating income for fiscal 2018 was $2.9 million (2017 - $3.8 million) in respect of the stock options and $0.5 million (2017 - $0.9 million) in respect of Treasury RSUs, and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, January 1, 2017	1,047	$27.18
Changes in outstanding non-Treasury RSUs:
Granted	471	29.38
Granted for performance	88	28.42
Granted for dividends declared	13	29.86
Settled - common shares	(215)	28.34
Settled - payment of withholding taxes	(142)	28.42
Forfeited	(62)	27.66
Non-Treasury RSUs outstanding, December 31, 2017	1,200	27.79
Changes in outstanding non-Treasury RSUs:
Granted	573	29.82
Granted for performance	109	28.46
Granted for dividends declared	24	29.81
Settled - common shares	(226)	28.47
Settled - payment of withholding taxes	(151)	28.47
Forfeited	(155)	27.99
Non-Treasury RSUs outstanding, December 30, 2018	1,374	$28.52

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis. 100% of the non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies, or other performance metrics. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at December 30, 2018 and December 31, 2017, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in operating income, in respect of the non-Treasury RSUs, for fiscal 2018 was $16.4 million (2017 - $11.2 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(c) Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at December 30, 2018, there were 274,794 (December 31, 2017 - 292,873) DSUs outstanding at a value of $8.3 million (December 31, 2017 - $9.5 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $30.24 (December 31, 2017 - $32.30). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2018 was $1.7 million (2017 - $1.1 million).

Changes in outstanding DSUs were as follows:

	2018	2017

DSUs outstanding, beginning of fiscal year	293	255
Granted	54	35
Granted for dividends declared	4	3
Redeemed	(76)	—
DSUs outstanding, end of fiscal year	275	293

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2018	2017

Selling expenses	$108,363	$118,560
Administrative expenses	135,735	141,325
Distribution expenses	124,448	117,438
	$368,546	$377,323

(b)	Employee benefit expenses:

	2018	2017

Salaries, wages and other short-term employee benefits	$541,769	$504,366
Share-based payments	19,974	16,065
Post-employment benefits	31,922	30,376
	$593,665	$550,807

GILDAN 2018 REPORT TO SHAREHOLDERS P. 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(c)	Lease expenses:
During the year ended December 30, 2018 an amount of $35.8 million (including operating costs and short term leases) was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2017 - $35.7 million).

As at December 30, 2018, the future minimum lease payments under non-cancellable leases were as follows:

Within 1 year	$21,795
Between 1 and 5 years	51,723
More than 5 years	39,769
$113,287

(d)	Government assistance:
During the year ended December 30, 2018 an amount of $10.1 million was recognized in the consolidated statement of earnings and comprehensive income relating to government assistance for yarn production (2017 - $10.2 million).

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2018	2017

Employee termination and benefit costs	$7,767	$3,958
Exit, relocation and other costs	13,620	13,805
Net loss on disposal of property, plant and equipment related to exit activities	12,394	930
Acquisition-related transaction costs	447	4,201
	$34,228	$22,894

Restructuring and acquisition-related costs in fiscal 2018 related primarily to the following: $9.0 million for the closure of the AKH textile manufacturing facility which was acquired as part of the Anvil acquisition; $9.0 million for the consolidation of the Company's U.S. distribution centres pursuant to prior years' business acquisitions (net of a gain on disposal of $1.2 million and the $5.0 million reversal of an environmental liability for a distribution facility sold in fiscal 2018); $7.3 million for the Company's internal organizational realignment; $5.5 million for the consolidation of sock production manufacturing; and $3.4 million in other costs, including the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition and information systems integration for prior year acquisitions.

Restructuring and acquisition-related costs in fiscal 2017 related primarily to the following: $7.9 million of transaction and integration costs for the American Apparel business acquisition; $6.2 million for the rationalization of the Company's remaining retail store outlets; $4.4 million for the integration of prior years' business acquisitions, primarily for the integration of Alstyle and Peds; $2.7 million for the consolidation of the Company's West Coast distribution centres pursuant to the acquisitions of American Apparel and Alstyle; and $1.7 million for the Company's internal organizational realignment.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2018	2017

Earnings before income taxes	$372,134	$376,816
Applicable tax rate	26.6%	26.8%
Income taxes at applicable statutory rate	98,913	101,100

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(96,013)	(89,722)
Income tax recovery and other adjustments related to prior taxation years	979	(1,676)
Effect of changes in tax rates	2,048	(1,633)
Effect of revaluation of deferred income taxes on intangible assets	—	(62,228)
Non-recognition of tax benefits related to tax losses and temporary differences	17,169	62,488
Effect of non-deductible expenses and other	(1,736)	6,153
Total income tax expense	$21,360	$14,482
Average effective tax rate	5.7%	3.8%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2018	2017

Current income taxes, includes an expense of $3,535
(2017 - recovery of $1,368) relating to prior taxation years	$12,488	$9,587

Deferred income taxes:
Changes in tax rates	2,048	(1,633)
Revaluation of deferred income taxes on intangible assets	—	(62,228)
Origination and reversal of temporary differences	(7,789)	6,576
Non-recognition of tax benefits related to tax losses and temporary differences	17,169	62,488
Recognition of tax benefits relating to prior taxation years	(2,556)	(308)
	8,872	4,895
Total income tax expense	$21,360	$14,482

During fiscal 2017, the Company revalued the net deferred tax liability position in its U.S. subsidiaries, to reflect the change in the statutory federal corporate income tax rate that took effect at the beginning of 2018, resulting in an income tax recovery of $1.6 million. In addition, the Company incurred a net deferred tax expense of $3.3 million in fiscal 2017 relating to an internal organizational realignment of its Branded Apparel business unit, consisting of a $56.5 million increase in the non-recognition of deferred income tax assets and a $9.0 million reduction in deferred income tax assets relating to the reversal of temporary differences, less a $62.2 million revaluation of deferred income tax liabilities. In fiscal 2018, pursuant to additional phases to the internal reorganization, the Company reassessed the recoverability of its deferred income tax assets in the respective jurisdictions affected, resulting in an increase in deferred tax expense of $6.1 million for assets that were no longer probable of being realized. The fiscal 2018 deferred income tax expense also included $2.0 million for the revaluation of deferred income tax assets and liabilities due to changes in statutory income tax rates.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	December 30, 2018	December 31, 2017

Deferred income tax assets:
Non-capital losses	$85,800	$75,433
Non-deductible reserves and accruals	11,395	5,712
Property, plant and equipment	9,227	9,629
Other items	6,039	6,609
	112,461	97,383
Unrecognized deferred income tax assets	(85,724)	(67,152)
Deferred income tax assets	$26,737	$30,231

Deferred income tax liabilities:
Property, plant and equipment	$(29,095)	$(24,239)
Intangible assets	(10,265)	(9,705)
Deferred income tax liabilities	$(39,360)	$(33,944)
Deferred income taxes	$(12,623)	$(3,713)

The details of changes to deferred income tax assets and liabilities were as follows:

	2018	2017

Balance, beginning of fiscal year, net	$(3,713)	$1,500

Recognized in the statements of earnings:
Non-capital losses	10,367	31,202
Non-deductible reserves and accruals	5,683	(41,052)
Property, plant and equipment	(5,267)	(3,062)
Intangible assets	94	66,888
Other	(532)	1,984
Changes in tax rates	(2,048)	1,633
Unrecognized deferred income tax assets	(17,169)	(62,488)
	(8,872)	(4,895)

Other	(38)	(318)
Balance, end of fiscal year, net	$(12,623)	$(3,713)

As at December 30, 2018, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $85.7 million, for which no deferred tax asset has been recognized (December 31, 2017 - $67.2 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2019 and 2038. The recognized deferred tax asset is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at December 30, 2018, a deferred income tax liability of approximately $74 million would result from the recognition of the taxable temporary differences of approximately $343 million.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2018	2017

Net earnings - basic and diluted	$350,774	$362,334

Basic earnings per share:
Basic weighted average number of common shares outstanding	211,435	224,184
Basic earnings per share	$1.66	$1.62

Diluted earnings per share:
Basic weighted average number of common shares outstanding	211,435	224,184
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	273	351
Diluted weighted average number of common shares outstanding	211,708	224,535
Diluted earnings per share	$1.66	$1.61

Excluded from the above calculation for the year ended December 30, 2018 are 1,462,933 stock options (2017 - 1,903,101) and nil Treasury RSUs (2017 - nil) which were deemed to be anti-dilutive.

20. DEPRECIATION AND AMORTIZATION:

	2018	2017

Depreciation of property, plant and equipment (note 9)	$125,797	$136,233
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the year	4,940	323
Depreciation of property, plant and equipment included in net earnings	130,737	136,556
Amortization of intangible assets, excluding software (note 10)	22,864	20,786
Amortization of software (note 10)	4,475	4,808
Depreciation and amortization included in net earnings	$158,076	$162,150

GILDAN 2018 REPORT TO SHAREHOLDERS P. 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2018	2017

Depreciation and amortization (note 20)	$158,076	$162,150
Restructuring charges related to property, plant and equipment (note 17)	12,394	930
Loss on disposal of property, plant and equipment and intangible assets	1,124	368
Share-based compensation	19,513	15,867
Deferred income taxes (note 18)	8,872	4,895
Unrealized net (gain) loss on foreign exchange and financial derivatives	882	(863)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	—	(10,070)
Other non-current assets	(1,445)	(523)
Other non-current liabilities	2,839	2,445
	$202,255	$175,199

(b)	Variations in non-cash transactions:

	2018	2017

Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$4,977	$258
Proceeds on disposal of property, plant and equipment included in other current assets	(86)	36
Impact of adoption of new accounting standards (note 2(d))	(1,515)	—
Balance due on business acquisitions (note 5)	—	2,700
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	754	447
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	6,681	9,623

GILDAN 2018 REPORT TO SHAREHOLDERS P. 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2018	2017

Short-term employee benefits	$8,615	$9,446
Post-employment benefits	2,995	205
Share-based payments	12,592	10,932
	$24,202	$20,583

The amounts in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	December 30, 2018	December 31, 2017

DSUs	$8,310	$9,460

Other:

During fiscal 2018, the Company incurred expenses for airplane usage of $1.2 million (2017 - nil), with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. The amount in accounts payable and accrued liabilities related to the airplane usage was $0.3 million (December 31, 2017 - nil).

23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 30, 2018, the maximum potential liability under these guarantees was $55.4 million (December 31, 2017 - $50.6 million), of which $11.1 million was for surety bonds and $44.3 million was for financial guarantees and standby letters of credit (December 31, 2017 - $12.5 million and $38.1 million, respectively).

As at December 30, 2018, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to earnings before financial expenses, income taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”) for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times adjusted EBITDA. As at December 30, 2018, the Company’s net debt leverage ratio was 1.0 times.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving facilities, term loan facility, and notes require compliance with lending covenants in order to pay dividends, these covenants have not been and are not currently, a constraint to the payment of dividends under the Company’s dividend policy.

The Company paid dividends of $94.6 million during the year ended December 30, 2018, representing dividends declared per common share of $0.448. On February 20, 2019, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.134 per share for an expected aggregate payment of $27.7 million which will be paid on April 1, 2019 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 7, 2019. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2018 REPORT TO SHAREHOLDERS P. 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	2018	2017

Activewear	$2,321,395	$2,043,147
Hosiery and underwear	587,170	707,669
	$2,908,565	$2,750,816

Net sales were derived from customers located in the following geographic areas:

	2018	2017

United States	$2,484,877	$2,381,193
Canada	120,764	131,061
International	302,924	238,562
	$2,908,565	$2,750,816

26. ENTITY-WIDE DISCLOSURES:

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	December 30, 2018	December 31, 2017

United States	$455,491	$487,228
Canada	132,045	141,820
Honduras	387,301	386,348
Caribbean Basin	544,282	559,422
Other	92,291	89,176
	$1,611,410	$1,663,994

Customers accounting for at least 10% of total net sales for the fiscal years ended December 30, 2018 and December 31, 2017 were as follows.

	2018	2017

Customer A	19.0%	16.5%
Customer B	10.0%	7.6%
Customer C	7.6%	11.9%

GILDAN 2018 REPORT TO SHAREHOLDERS P. 98

## BOARD OF DIRECTORS

**WILLIAM D. ANDERSON**
Chair of the Board of Directors
Director since 2006

**DONALD C. BERG**
Chair of the Compensation
& Human Resources Committee
Director since 2015

**MARYSE BERTRAND**
Director since 2018

**MARC CAIRA**
Director since 2018

**GLENN J. CHAMANDY**
President & Chief Executive Officer
Director since 1984

**SHIRLEY E. CUNNINGHAM**
Director since 2017

**RUSSELL GOODMAN**
Chair of the Audit & Finance Committee
Director since 2010

**GEORGE HELLER**
Director since 2009

**CHARLES M. HERINGTON**
Director since 2018

**CRAIG A. LEAVITT**
Director since 2018

**ANNE MARTIN-VACHON**
Director since 2015

**GONZALO F. VALDES-FAULI**
Chair of the Corporate Governance
& Social Responsibility Committee
Director since 2004

## GILDAN CORPORATE OFFICE

600 de Maisonneuve Boulevard West, 33rd Floor
Montreal, QC H3A 3J2 CANADA

514-735-2023
Toll free: 1-866-755-2023
Fax: 514-735-6810

www.GildanCorp.com
www.GenuineResponsibility.com

## AUDITORS

KPMG LLP

## EXECUTIVES

**GLENN J. CHAMANDY**
President & Chief Executive Officer

**RHODRI J. HARRIES**
Executive Vice-President, Chief Financial
& Administrative Officer

**MICHAEL R. HOFFMAN**
President, Sales, Marketing & Distribution

**BENITO A. MASI**
President, Manufacturing

**CHUCK WARD**
Senior Vice-President, Yarn Spinning

## INVESTOR RELATIONS

Sophie Argiriou
Vice-President, Investor Communications
514-343-8815 Toll free: 1-866-755-2023
investors@gildan.com

## CORPORATE COMMUNICATIONS

Garry Bell
Vice-President, Corporate Communications & Marketing
514-744-8600 Toll free: 1-866-755-2023
communications@gildan.com

## LEGAL AFFAIRS

Lindsay Matthews
Vice-President, General Counsel & Corporate Secretary
514-340-8790 Toll free: 1-866-755-2023
corporate.governance@gildan.com

## ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 2, 2019 at 10:00 AM E.T.
Centre Mont-Royal
2200 Mansfield St.
Montreal, QC H3A 3R8 CANADA

## STOCK INFORMATION

Toronto Stock Exchange
New York Stock Exchange
Symbol: GIL

## STOCK TRANSFER AGENT + REGISTRAR

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
1-800-564-6253
Toll free fax: 1-888-453-0330

GILDAN

ALSTYLE
APPAREL & ACTIVEWEAR

COMFORT COLORS

American Apparel

ANVIL

PRIM + PREUX

GOLDTOE
EST. 1934

SECRET

Silks

peds

kushyfoot

Therapy Plus